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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Austriamicrosystems

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 3 1 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34824 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/29/07

82-34824

Annual Report 2006

austriamicrosystems

a leap ahead

Key Figures

in millions of EUR	2006	2005	Changes to 2005
Revenues	196.4	178.4	10 %
Products	163.3	147.4	11 %
Foundry & Other	33.1	31.0	7 %
Total order backlog (as of December 31)	55.2	54.2	2 %
Gross margin	48 %	45 %	
R & D expense	37.5	31.0	21 %
Operating result (EBIT)	33.4	26.1	28 %
EBIT margin	17 %	15 %	
Net income	31.7	23.1	37 %
Earnings per share (in EUR)	2.91	2.10	39 %
Earnings per share (in CHF)	4.59	3.26	41 %
Operating cash flow	42.4	41.4	2 %
Capital expenditure	24.3	27.1	-10 %
Total assets (as of December 31)	289.4	253.0	14 %
Equity ratio	58 %	54 %	
Employees (average)	983	856	15 %

Revenues by markets 2006


Communications 30 %
Industry & Medical 38 %
Full Service Foundry 17 %
Automotive 15 %

Revenues by regions 2006


Asia 28 %
Americas 15 %
Europe* 57 %

* EMEA (Europe, Middle East, Africa)

Highlights 2006

Penetration of top five mobile phone vendors	Major design-wins at three of the five leading mobile phone manufacturers increased austriamicrosystems' market penetration, creating a strong position for the future. Our leading position in the growth area lighting management is a key driver.
Expansion of market position in mobile entertainment	The wide range of integrated audio and power management solutions and complete system solutions allowed expansion of our market position in mobile entertainment. Partnering with CSR, the market leader in Bluetooth solutions, demonstrates our technological strength.
Technology leader in medical imaging and precision measurement	The solutions for computed tomography and digital x-ray lead the competition and define the state-of-the-art in this area. Our successful magnetic rotary encoders offer cutting-edge technology for a wide range of measuring applications in industrial and automotive.
Licensing of FlexRay transceiver technology to Infineon	austriamicrosystems is a worldwide leader in transceivers for FlexRay, the emerging standard for high-speed data bus systems in vehicles. Licensing this technology to Infineon facilitates market access and testifies to our expertise.
Additional test facility in Asia and new design center in India	After a successful ramp-up in 2006, the test facility in the Philippines offers cost and currency benefits and a shortening of supply chains, especially for the Asian markets. The new design center in India focuses on software and mixed signal development.
Further expansion of production capacity at 200 mm wafer fab	The next expansion step to 8,000 WSPM (wafer starts per month) was triggered in 2006 and is now almost complete at our state-of-the-art 200 mm wafer fab. This significant investment supports further growth and offers cost benefits for additional margin improvements.
25 years of analog expertise – the foundation for success	austriamicrosystems' 25th anniversary clearly demonstrates our company's excellent technical expertise. Long-standing experience in the design and manufacture of analog ICs is a key element of our sustained success in the analog semiconductor market.



Content

The Company

Financial Information

Preface by the Management Board



Michael Wachsler-Markowitsch John A. Heugle

Dear Shareholders, Customers and Employees,

austriamicrosystems can report further growth in its target markets and a significant rise in profitability for fiscal year 2006. The success of our products and our focus on technically leading solutions strengthened our position in the market again last year. As a result, 2006 represents another successful step on our strategic path.

The expansion of our global footprint last year serves to meet the needs of our customers worldwide and reduce the time to market for our products. With these efforts we aim to become the leading supplier of innovative analog IC solutions for power management, sensors and sensor interfaces and mobile entertainment, as expressed in our corporate vision.

Milestones in Our Product Areas

In mobile communications, our high performance solutions for power management and lighting management have earned us an excellent position among the top five mobile phone vendors who cover over 85 percent of the market. In addition to such companies as SonyEricsson and Motorola, we have acquired another major mobile phone manufacturer as our customer and thus continued to systematically penetrate the mobile phone market. We achieved comprehensive design-ins across multiple platforms, some of which are soon to be launched, such as new models from SonyEricsson. With flexible solutions for lighting management and the leading technology for driving high brightness LEDs, we see further improvement of our market position and significant growth potential in the coming years.

In the field of mobile entertainment, we succeeded in strengthening our market position. The new cooperation with CSR, the market leader in Bluetooth solutions, for wireless connectivity confirms our strategic approach. In addition, we offer attractive, extremely compact solutions for digital rights management integrating components that were previously required as external. Important customers such as SanDisk, Nvidia/PortalPlayer and XM Radio were successfully ramped last year. In the case of the latter, however, we experienced a delay which was due in particular to regulatory issues and which slowed down sales growth last year. We envisage further attractive growth potential in the area of mobile entertainment, with several projects for leading device vendors currently in development.

Our market position in the field of medical imaging developed extremely well. We achieved very good results with solutions for computed tomography (CT) and digital x-ray systems, and anticipate accelerating growth for the coming years in this area. With our strategic development partnership with Siemens Medical Solutions in computed tomography and with Trixell in digital x-ray we are able to offer these customers considerable competitive advantages. Higher resolution and faster availability of CT and x-ray images and greatly reduced radiation exposure for patients open up new opportunities in medical diagnostics. Furthermore, we succeeded in increasing the market acceptance of our high precision magnetic rotary encoders for measurement applications. This thriving product family is already used in hundreds of applications in the industrial and automotive markets.

Another milestone for us was licensing our FlexRay transceiver IP to Infineon Technologies, the world's second largest semiconductor vendor in the automotive sector. We play a pioneering role worldwide in this future standard for safety-critical high-speed data networks in vehicles. This licensing agreement clearly demonstrates our leading expertise in FlexRay transceivers. Licensing also secures an excellent position for our solutions in the FlexRay market which offers strong long-term growth.

New Locations in Asia and Expansion of Production

In 2006, we opened a new design center in Hyderabad/India and set up a test center in the Philippines. The design center in Hyderabad concentrates on software and mixed signal activities with the focus on automotive applications. Our new test center in the Philippines was successfully ramped up to over 70 employees. As austriamicrosystems' first manufacturing location outside Europe, it shortens the supply chain significantly for the Asian markets. Consequently, the number of our employees worldwide again rose considerably over the past year to a total average of 986.

Preface by the Management Board

A further expansion of production capacity at our state-of-the-art 200 mm wafer fab was started last year and is scheduled to be completed soon. Increasing capacity to 8,000 WSPM (wafer starts per month) is a major step forward that involved considerable investments in Austria and a commitment to our region as a key employer. With this capacity increase, we are ready for further growth and on track for margin improvements in the long term.

Free Float Increased to Well Over 90 Percent

In spring 2006 AMS Holding, which represents funds advised by Permira, sold its remaining holding in our company in a private placement. As a result, the free float of austriamicrosystems shares is now nearly 95 percent. The international capital market responded positively to this development, as demonstrated by our share price performance in 2006. We also welcomed this move and wish to thank Permira for the constructive and successful cooperation and comprehensive support in previous years.

25 Years of Analog Know-How

With great pride we celebrated austriamicrosystems' 25th anniversary in 2006. 25 years of analog expertise form the basis for our market success, which we secure for the future with ongoing high investment in research and development. The successful expansion of our product platforms with the focus on standard products consolidates our technological leadership position.

Our experience is a clear success factor in the market and helps us to secure important advantages over the competition. All austriamicrosystems employees add to this experience and we wish to take this opportunity to thank them again for their excellent work over the past year as in the many years before. Their passion, dedication and know-how are the basis of our success.

John A. Heugle, MSc
CEO

Michael Wachsler-Markowitsch
CFO



Preface by the Supervisory Board

Ladies and Gentlemen,



2006 was again a very successful year for austriamicrosystems. The good results for revenues and earnings in recent business years were again topped during the period under review. austriamicrosystems continued to pursue its growth strategy during the fiscal year 2006, acquiring new customers and developing sales opportunities in attractive markets. Its presence at important existing customers was also strengthened. Instrumental in this success were Management's outstanding commitment and the dedication shown by the company's employees.

Having expanded its corporate network with new locations in India and the Philippines, austriamicrosystems continued to drive internationalization. As a result, its ability to meet customer demands and the global semiconductor market's dynamic needs improved further. Attractive growth in sales and earnings again last year confirm the company's favorable positioning. austriamicrosystems underscores its clear orientation in the analog semiconductor market with a newly defined corporate vision that reflects the focus on the Power Management, Sensors and Sensor Interfaces and Mobile Entertainment segments.

The past 25 years may have been quite eventful for austriamicrosystems, but have helped to make the company stronger in the market today than ever before. In-depth experience in the analog segment and cumulative expertise give austriamicrosystems an edge over the competition and form the basis for sustainable growth.

The Management and Supervisory Boards again worked together constructively and trustfully during the past financial year. The Management Board continued to develop the corporate strategy together with the Supervisory Board and reported to the Supervisory Board at regular intervals on the current state of the development of the business and the company's situation. The Supervisory Board was able to perform its advisory and control functions comprehensively and efficiently in close cooperation with the Management Board.

On behalf of my Supervisory Board colleagues, as Chairman of the Supervisory Board and the shareholders' representative, I wish to express my gratitude to Management, employee representatives and all employees at austriamicrosystems for their great dedication and commitment and the success achieved together in the past fiscal year. My special thanks also go to the shareholders, customers and partners who place their trust in austriamicrosystems and thereby create the basis for the company's success.

Guido Klestil
Chairman of the Supervisory Board

Strategy

Company Profile

austriamicrosystems has positioned itself as a leading global designer and manufacturer of analog high performance ICs (integrated circuits) for applications in power management, sensors and sensor interfaces, and mobile entertainment. 25 years of experience and expertise have made the company a strong partner and in many cases the sole supplier to a wide range of well-known customers in the communications, industry, medical and automotive segments.

Leveraging its core technological strengths of minimized power consumption, highest accuracy and maximum integration of analog circuits, austriamicrosystems has secured an excellent position in the dynamic global market for analog semiconductors. Customers also benefit from the competitive edge provided by austriamicrosystems' proprietary standard products and customized solutions.

austriamicrosystems combines all the advantages of a vertically integrated semiconductor manufacturer with top-tier research & development, its own state-of-the-art wafer fab, and comprehensive expertise in the field of testing. In addition to its products focused on the applications above, austriamicrosystems as a full service foundry offers contract wafer manufacturing in specialty technologies for design houses, other semiconductor manufacturers and fabless companies.

Vision

The basis for austriamicrosystems' success is a clear understanding of what the company stands for and its long-term goals. True to its principle of staying a leap ahead as a leading supplier in the analog semiconductor market, austriamicrosystems strives to secure and strengthen its edge over the competition for the long term. austriamicrosystems' corporate vision is to be the most innovative provider of analog high performance semiconductor solutions for power management, sensors and sensor interfaces, and mobile entertainment.

Going forward, the focus of austriamicrosystems's activities will be on these three areas without prematurely neglecting other areas of activity. As a result, austriamicrosystems will increasingly concentrate on products for power management, sensors and sensor interfaces, and mobile entertainment within the existing business segment structure.

Innovation – a Growth Driver

Innovation means having an edge over the competition and is clearly a critical success factor for a technology-driven company such as austriamicrosystems. This is particularly true for companies operating in a market which is characterized by rapid technological change. Through intensive development work and long-term product planning, austriamicrosystems aims to generate long-term growth with innovative standard products and customized solutions.

Innovation in the analog semiconductor world means providing new or improved solutions to customers' technical challenges and previously unsolvable technical problems. These solutions are in many cases of high importance for the successful development of the system or device planned by the customer. austriamicrosystems strives to build up close partnerships with its customers through continuous innovation in order to expand its market position. Winning the Fast Forward Award for Styria in 2006, a coveted honor that is part of Austria's most prestigious technology prize, as well as a number of awards from the trade press clearly demonstrates austriamicrosystems' capacity for innovation.

Expansion of the Standard Product Portfolio

austriamicrosystems has a clear strategy of building up a broad portfolio of technically leading, proprietary standard products for its target markets. This focus on standard products is being pursued with top priority, developing into a key growth driver for the company. Standard products enable austriamicrosystems to develop additional market segments and considerably expand its customer base.

For austriamicrosystems, covering a broad spectrum of products and applications also means a significant reduction in technological, customer and market risk. Customized IC solutions with their inherent risks will continue to play an important role in certain areas, but will become less significant for austriamicrosystems as a whole.

Platform and Derivative Strategy

In order to fully leverage its existing in-house know-how and analog expertise, austriamicrosystems has been implementing a platform and derivative strategy for a number of years. Its goal is to maximize the efficiency of the development process and to re-use existing IP (intellectual property) in multiple ways. This consistent development strategy involves defining a product platform that forms the basis for a whole portfolio of standard products. The derivatives for related applications can then be developed from these platforms with limited additional cost and effort.

Major advantages for austriamicrosystems are much shorter times to market and higher productivity in research and development. This allows austriamicrosystems to roll out products more rapidly and expand product families faster, giving it an edge over the competition.

Cutting Edge Technology through In-House Manufacturing

austriamicrosystems has had own wafer manufacturing facilities for more than 20 years and has developed industry-leading manufacturing processes for analog high performance ICs in-house. austriamicrosystems uses this experience to combine leading-edge expertise in analog chip design with outstanding process and production know-how.

The state-of-the-art wafer fab allows austriamicrosystems to maximize the performance and reliability of its products which helps to create a technological advantage in the market-place. An important part of the corporate strategy, in-house manufacturing plays a crucial role in securing long-term, profitable growth for austriamicrosystems.



Power Management

Comprehensive expertise in the field of power management is a key technology competence at austriamicrosystems. Technologies for power management are being used in all of austriamicrosystems' target markets.

Given its long-standing experience and unique know-how, austriamicrosystems is now a technology leader in the development of analog power management solutions, especially for portable devices. In a broad range of applications austriamicrosystems is able to extend battery lifetime considerably for the benefit of customers and consumers. The company's know-how is, however, not restricted to solutions for power management in the strictest sense. austriamicrosystems utilizes its expertise across all business areas to improve the performance and reduce the power consumption of its IC solutions.

Key Application: Mobile Communications

Mobile communications is the largest application area for the company's power management solutions. The combination of comprehensive system know-how and long-standing experience plays a key role in austriamicrosystems' market success in this field.

The range of functions in mobile devices is constantly increasing with the convergence of data transmission, communication and multimedia applications. Mobile phones, for example, are gradually turning into multifunctional communication and entertainment devices which incorporate audio and video applications. Not only do mobile phone manufactures have to offer excellent technical performance to remain competitive, but they also need to meet consumer demands for extended battery life. To deliver on this goal, increasingly sophisticated solutions for power management are required. austriamicrosystems has taken a leading position in complex, highly integrated power management ICs for mobile communications and can proactively support this development.

austriamicrosystems works closely together with leading mobile phone manufacturers such as Motorola and SonyEricsson who use the company's power management expertise across different product segments. In addition, austriamicrosystems has successfully established a presence in the market for GPS receivers, especially in Asia, and thus expanded the application area of its power management products for mobile communications.

Lighting Management – a Growth Driver

Within power management, the field of lighting management for mobile communications is gaining particular importance. Offering highly integrated yet flexible IC solutions for controlling various types of LEDs, including high brightness LEDs, austriamicrosystems is extremely well positioned in this application field.

In mobile communications, solutions for LED control are required in particular for display backlighting, keypad lighting, lighting effects and flash functions. The rapidly increasing resolution of the cameras integrated in mobile phones places considerable demands on the camera's flash function. austriamicrosystems is the technology leader in this area and offers a full portfolio of solutions for controlling special high brightness LEDs while optimizing the power consumption of the mobile phone. As a result, high flash performance can be achieved with very limited impact on the operating time of the mobile phone.

Last year the benefits of austriamicrosystems' lighting management products added an important new customer from the ranks of the leading mobile phone manufacturers. This global vendor will be rolling out first high volume models over the course of this year. The relevant technologies are equally well suited for a range of applications outside the field of mobile communications which could open up attractive new opportunities for growth in the coming years.

Improved Performance in Portable Medical Technology Systems

In medical technology, austriamicrosystems integrates power management functions primarily in solutions for personal healthcare. The demands placed on portable medical devices are comparable to those experienced with mobile phones and other communication equipment. austriamicrosystems can therefore use its existing know-how which was built up over a long time in applications such as hand-held blood glucose meters, electronic toothbrushes or heart rate monitors to improve system performance for its customers.

austriamicrosystems' expertise in the field of power management is also employed widely in diverse applications in the fields of industrial electronics and large-scale medical equipment. Here it helps create competitive advantages for customers by optimizing product performance.

Power Management

Innovative Solutions for Power Management in Vehicles

The growing number of electrical systems in vehicles also requires dedicated power management. In response to these trends, austriamicrosystems offers innovative solutions for automotive battery management that are already used in volume production and build on its experience gained from other applications. In the field of keyless entry systems, power management know-how is used to ensure a long service life for the access devices.



Sensors and Sensor Interfaces

Sensors and sensor interfaces are one of austriamicrosystems' core competencies that has been built up over many years. In this field the company has industry-leading expertise with particular strengths in the highly accurate detection and analysis of exceptionally low signal levels. With the help of proprietary technologies, even very small signals or quantities can be detected and processed extremely accurately and reliably. austriamicrosystems' know-how in the area of sensors and sensor interfaces is used in solutions for industrial electronics, medical technology, automotive electronics, and mobile communications.

Rotary Encoders: a Success Story

Sensor interface ICs produced by austriamicrosystems are used in a broad range of industrial automation applications for detecting and measuring location and position. By expanding the standard product family of high-precision magnetic rotary encoders and achieving several new design-ins last year, austriamicrosystems was able to strengthen its leading competitive position in this future-oriented segment. Particularly rugged products that are not susceptible to interference were unveiled for use in automotive electronics. The benefits of these encoders lie in contactless, high precision detection of position and rotational speed with higher resolution, longer service life and smaller package sizes than previous technologies. The virtually unlimited range of metrology and control applications for these products in the industrial and automotive markets creates excellent growth opportunities in the future, following strong revenue growth in 2006.

Electronic Meters Showing Steady Growth

Sensor interfaces from austriamicrosystems form the core of solid-state electricity and water meters, a product area which also developed positively in 2006 on a worldwide basis. austriamicrosystems is a leading supplier of highly integrated IC solutions for this demanding segment with a strong market position in Europe, North America and Asia, including the attractive markets in China and India. Key advantages of electronic electricity meters are their high accuracy without deterioration over time, anti-tampering features, and functions for remote reading and remote tariffing.

Top Technological Performance for Computed Tomography

In the field of medical technology, austriamicrosystems offers highly specialized sensor solutions for computed tomography that are capable of accurately detecting and digitizing extremely low signal levels. For years austriamicrosystems has been in a close strategic partnership with Siemens Medical, a globally leading vendor of computed tomography (CT) systems. In 2006, Siemens Medical presented a line of powerful CT systems with impressive performance data. Their cutting-edge detector electronics are based on an innovative IC solution supplied by austriamicrosystems.

The technology used provides outstanding image quality in a resolution that would have been inconceivable only a few years ago. Body structures are displayed much more accurately, which opens up completely new opportunities for diagnostics. At the same time, austriamicrosystems' IC solution also helps to considerably reduce radiation exposure for patients. In the years to come, the company expects sustained strong growth in the field of computed tomography and is already developing detector technologies for upcoming device generations.

Special Components for Digital, Filmless X-Ray Systems

Similar special components supplied by austriamicrosystems are used in the sensor units for digital, filmless x-ray devices that are increasingly replacing classic x-ray systems in many areas. austriamicrosystems is a strategic partner to Trixell, the Siemens, Philips and Thales joint venture and global market leader in detector modules for digital radiography. Digital x-ray images are available immediately and provide a higher resolution while significantly lowering radiation exposure for patients. austriamicrosystems' sensor interface solutions play an important role in making these benefits possible.

MEMS Microphones for Handsets

The latest microphone technology to emerge for use in mobile phones are MEMS (Micro Electro-Mechanical Systems) microphones. They combine miniaturized mechanical sensor elements based on semiconductors with sensor interface ICs in an extremely small chip module. With its customers, austriamicrosystems is the global market leader in this field covering well over 95 percent of the rapidly growing market. The advantages lie in the membraneless design, which makes the microphones much more rugged with higher quality and longer life. It is generally expected that this technology will become the standard in the mobile phone market. Having again recorded significant growth in 2006, austriamicrosystems sees continuing strong growth potential in this product segment in the coming years.

Complex Sensor Interfaces for ESP Systems in Vehicles

austriamicrosystems is a leading supplier of sensor interfaces for electronic stability programs (ESP) in vehicles. ESP systems increase safety in critical driving situations and can prevent the vehicle from skidding. The extremely complex sensor interface solutions analyze information on the vehicle's movement and transmit the results to the central ESP control unit. The control unit then intervenes by braking or reducing engine power to stabilize the vehicle. According to a number of studies, ESP systems lead to a significant increase in safety in road traffic. Particularly in markets such as North America and Asia, where the market penetration of ESP is still relatively low, considerable growth is expected in the coming years. Other innovative sensor systems for automotive applications, such as a rain sensor based on a new technology and a novel torque sensor, are currently under development.

Leader in FlexRay, a New Data Bus Technology in the Automotive Industry

FlexRay is an innovative interface and data bus technology in the automotive field that enables high data rates for safety-critical applications. The FlexRay standard is supported by the leading automotive OEMs and will be used in electronic braking, damping and steering systems in the future. Building on its sensor interface expertise, austriamicrosystems positioned itself in this market at an early stage and is currently the technology leader in FlexRay transceivers. In 2006, the company licensed this technology to Infineon, one of the world's largest IC vendors for automotive electronics. The license agreement enables Infineon to offer an end-to-end FlexRay solution, including all components. This success substantially improves austriamicrosystems' market potential in this emerging market.



Mobile Entertainment

austriamicrosystems has successfully established itself as one of the leading suppliers of IC solutions for the mobile entertainment market. austriamicrosystems' cutting-edge products deliver maximum performance in the smallest possible space, which makes them ideal for use in high-end MP3 players, personal media players with video functions and satellite radios.

austriamicrosystems' technological leadership is above all based on three decisive advantages of the standard product solutions offered in this area. Firstly, customers can realize real cost benefits as a large number of functions are combined in one IC, with fewer external components or additional ICs required. Secondly, the high integration density reduces the size of the chip, simplifying system design for customers and cutting down the form factor of devices. And thirdly, special technologies prolong battery life to levels hardly achievable in the past.

Analog Front Ends with Integration of Audio and Power Management

austriamicrosystems' activities in Mobile Entertainment are divided into the two core areas analog front end solutions and total system solutions.

Processing the analog audio signals and managing power within the personal media device previously required separate subsystems. austriamicrosystems' analog front end solutions, on the other hand, integrate the complex audio and power management functions on a single chip. Low power consumption combined with outstanding audio quality and longer playing time not only offer excellent performance, but also significant benefits in terms of cost and space for high-end media players. austriamicrosystems is currently the only supplier on the market offering a complete family of such highly integrated solutions.

For analog front ends the company cooperates successfully with well-known vendors such as Nvidia/PortalPlayer, SanDisk and LG. Solutions from this product family were ramped up in production last year and achieved significant volumes.

Complete System Solutions Gaining Ground

austriamicrosystems' second focus is on complete system solutions for mobile entertainment. In addition to the audio, power management, lighting and battery charging functions, they also include a high performance digital processor responsible for processing the digital media data, all on one chip. Together with comprehensive software, austriamicrosystems is thus able to offer a complete system solution for high-end media players. Thanks to the excellent performance, playing time and audio quality and the extensive feature set of its products, austriamicrosystems is extremely well positioned in the market for system solutions.

The partnership with CSR, the global market leader in Bluetooth solutions, for Bluetooth applications in media players was started last year and is further proof of austriamicrosystems' technological leadership. This cooperation enables the integration of attractive new functionalities, such as wireless headphones. austriamicrosystems also plays a leading role in digital rights management (DRM). Its complete system solutions are, for example, fully certified to the widely used PlaysForSure standard. In addition, the integration of SDRAM memory that was previously required as a separate component for DRM into the single chip solution creates significant cost benefits for customers.

Key customers for full system solutions are SanDisk, XM Radio and Delphi. austriamicrosystems' products form the core of an extensive range of MP3 players by SanDisk and portable satellite radio receivers which were launched by XM Radio last year. XM Radio is North America's leading satellite radio provider with nearly eight million subscribers.

Video and New Applications of Particular Importance in the Future

Ever new applications for austriamicrosystems' mobile entertainment solutions offer strong growth potential in the future. High-quality video functions in media players and the integration of multimedia functionalities in mobile phones represent important market opportunities for the company.

In the area of Mobile Entertainment, austriamicrosystems invests substantially in the development of the next product generation with an even wider range of features. A further reduction in power consumption for the analog front ends and a considerable performance increase for complete system solutions will offer austriamicrosystems the opportunity to acquire attractive new customers from the world of mobile entertainment.





Full Service Foundry

In the Full Service Foundry segment, austriamicrosystems provides a chip manufacturing solution for customers who develop their own microchips, but do not have access to suitable production facilities. These include fabless suppliers, design houses and integrated device manufacturers (IDMs). This business segment enables austriamicrosystems to make more efficient use of its high-quality production infrastructure and optimize manufacturing processes through ongoing benchmarking. Concentrating on the technologically advanced analog foundry segment gives the company a clear edge over the competition.

25 years of experience in foundry services coupled with comprehensive expertise and highly experienced employees form the basis for the company's excellent position in this international market. To prevent any conflicts of interests, austriamicrosystems has separated the Full Service Foundry segment completely from the product-oriented business areas. This ensures that its customers' intellectual property (IP) is protected in every respect.

Custom Services for Analog ICs

The trend towards specialization in foundry services that emerged in previous years continued unabated in 2006. All new projects generated in the Full Service Foundry segment in the past business year reflect austriamicrosystems' focus on specialty processes. Production using standard processes is still offered for certain customers, but specialty process technologies such as high voltage, silicon germanium (SiGe) or embedded non-volatile memory, are the future for this business segment.

Applications for the ICs manufactured by the Full Service Foundry segment range from product components for GPS receivers, wireless system solutions for mobile communication, special devices used in medical technology to various sensors for industrial metrology. Last year, new business in the Full Service Foundry segment primarily came from the two core markets Europe and the United States with the demand from the United States continuing to grow as in previous years. austriamicrosystems' customers in the Full Service Foundry segment include well-known manufacturers of highly integrated analog ICs, such as Texas Instruments, Analog Devices and Ikanos.

One Stop Shop

The Full Service Foundry segment does not restrict its activities to manufacturing analog ICs, but also provides its customers with various additional services, such as design support, comprehensive process characterization, accurate device modeling, consulting services for electrostatic discharge (ESD) and electromagnetic compatibility (EMC) as well as test services and packaging.

Furthermore, austriamicrosystems is one of only a few foundry companies to offer its customers design for manufacturability (DFM) services for analog and mixed signal circuits. DFM optimizes chip designs for the relevant manufacturing process to achieve stable, high yields and efficient use of the chip surface. With DFM and the HIT-Kit design environment which is known throughout the industry, the Full Service Foundry segment has a clear competitive advantage in its market segment. The HIT-Kit provides austriamicrosystems' customers with all tools required for designing complex analog and mixed signal ICs. A number of improvements to the HIT-Kit and adaptations to the latest design automation software from all leading vendors were continued in 2006.

Growth Potential in Specialty Processes

The positioning in the global market as an analog foundry with specialty processes resulted in a positive development of the Full Service Foundry segment in 2006. The continuing development of the analog specialty processes which is pursued in close cooperation with the product-oriented business areas of austriamicrosystems offers customers real design benefits and improved performance. These specialty processes, such as high voltage and SiGe, account for attractive new projects and further expansion of the customer base.

All in all, the 2006 business year was characterized by healthy, profitable growth in this segment. The medium-term goals for the Full Service Foundry segment particularly focus on a continuing increase in margins.

Executive Bodies

Management Board

John A. Heugle (CEO)

Michael Wachsler-Markowitsch (CFO)

Supervisory Board

Guido Klestil (Chairman)

Siegfried Selberherr (Deputy Chairman)

Felix R. Ehrat

Klaus Iffland

Johann Eltner (employee representative)

Günter Kneffel (employee representative)

Corporate Governance

austriamicrosystems AG is, as an Austrian company listed in Switzerland, subject to the regulations of the SWX Swiss Exchange's directive concerning information on corporate governance (Swiss Corporate Governance Directive).

In this context, austriamicrosystems AG points out that Austrian Corporate Law differs from the Swiss model in terms of the structure of its corporate bodies, their duties and their accountability. Hereinafter, the Austrian terms for the corporate bodies will be used. Corporations which are not constituted according to the Swiss Code of Obligations are required to meet the regulations of the Swiss Corporate Governance Directive formulated in close reference to the Swiss Code of Obligations along the same lines. Correspondingly, a brief description of the singularities of the Austrian organizational structure follows:

– The Management Board is responsible for company management and representation of the company, it holds the monopoly on company management and representation. The Management Board is not subject to instructions by the shareholders or the Supervisory Board, it acts on its own responsibility and without instructions. Where the Swiss Corporate Governance Directive calls for information on the Executive Board, details on the Management Board are provided along the same lines. Nevertheless, the function of the Management Board does not correspond exactly to that of the Swiss Executive Board.

– The Supervisory Board is in charge of appointing and dismissing the Management Board and, in particular, supervising it. Furthermore, specific transactions also require the Supervisory Board's approval. Where the Swiss Corporate Governance Directive calls for information on the Administrative Board, details on the Supervisory Board are provided along the same lines. Nevertheless, the function of the Supervisory Board does not correspond exactly to that of the Swiss Administrative Board.

– The Shareholders' Meeting as the supreme decision-making body of a company is responsible for appointing and dismissing the members of the Supervisory Board and the appointment of the auditor. Where the Swiss Corporate Governance Directive calls for information on the General Meeting, details on the Shareholders' Meeting are provided along the same lines. The Swiss and Austrian legal systems differ in regard to these two institutions.

As an Austrian company, austriamicrosystems AG has voluntarily committed itself to complying with the regulations of the Austrian Corporate Governance Code. Additional information on this voluntary commitment is provided at the end of this chapter in the section entitled "Austrian Corporate Governance Code".

1. Corporate Structure and Shareholders

1.1 Corporate Structure

austriamicrosystems AG, with headquarters in Unterpremstaetten (Austria), has been officially listed on the main segment of the SWX Swiss Exchange since May 17, 2004 (securities number 1808109; ISIN AT0000920863). At the reporting date, the company had a market capitalization of approximately CHF 941 million.

austriamicrosystems AG's business activity is divided into the business segments Products and Foundry & Other.

The Products business segment consists of the Communications, Industry & Medical and Automotive areas including the Standard Linear product area, while the Foundry & Other business segments comprises the Full Service Foundry area. The business areas are headed by a business area manager responsible for managing the business area within the framework of the strategy defined by the Management Board. He reports directly to austriamicrosystems AG's Management Board. Additional information on the business segments is provided in the Notes to the Consolidated Financial Statements under item 1.

austriamicrosystems AG has active unlisted subsidiaries; there are no listed subsidiaries.

Company	Head Office	Equity in EUR	Percentage of Shares Held
austriamicrosystems Germany GmbH	Munich	281,676	100%
austriamicrosystems Switzerland AG	Rapperswil	209,859	100%
austriamicrosystems France S.à.r.l.	Vincennes	-184,245	100%
austriamicrosystems Italy S.r.l.	Milan	296,410	100%
austriamicrosystems United Kingdom Ltd.	Launceston	34,235	100%
austriamicrosystems USA, Inc.	San Jose	422,465	100%
austriamicrosystems Japan Co., Ltd.	Tokyo	73,496	100%
austriamicrosystems Philippines Ltd.	Calamba City	96,967	100%
austriamicrosystems India Private Ltd.	Hyderabad	16,761	100%

1.2 Major Shareholders

In June 2006, the company was notified that the shareholder Schroders plc, London, United Kingdom, holds 10.01% of the share capital.
At the reporting date, no other major shareholders were known.

1.3 Cross Shareholding

No cross shareholdings exist at this time.

2. Capital Structure

2.1 Capital

As of December 31, 2006, austriamicrosystems AG's ordinary capital amounted to nominally EUR 26,661,991.37, divided up into 11,006,310 non par value shares with a calculated nominal value of EUR 2.42 per share.

2.2 Authorized and Conditional Capital in Particular

Authorized Capital

At the Shareholders' Meeting on March 29, 2006, the Management Board was authorized to increase the company's share capital by up to nominally EUR 10,925,024.00 through issuing up to 4,510,000 new non par value shares and to set the issue price and terms of issue in consultation with the Supervisory Board.

Conditional Capital

In May 2005, the Shareholders' Meeting authorized the Management Board to increase the share capital by EUR 2,398,203.53 by issuing 990,000 new bearer shares for cash to provide cover for stock options granted to staff members and senior executives in the company and its subsidiaries, excluding the subscription rights of existing shareholders. The terms of issue are based on the provisions of the stock option plan approved by the Management Board on April 22, 2005 (Stock Option Plan 2005).

2.3 Changes in Capital

In total, the austriamicrosystems Group's shareholders' equity amounted to EUR 112.53 million as of December 31, 2004, EUR 136.05 million as of December 31, 2005 and EUR 168.19 million as of December 31, 2006.

Information about the changes in shareholders' equity over the last two reporting years is provided in the section entitled "Consolidated Statement of Changes in Shareholders' Equity for the year ended December 31, 2006" in the financial part of this Annual Report.

2.4 Shares and Participation Certificates

At the reporting date, austriamicrosystems AG's share capital consisted of 11,006,310 common non par value shares issued to bearer with a calculated nominal value of EUR 2.42 per share. Every bearer of a common share has the right to vote and is entitled to receive dividends; there are no preferential rights. All shares are equal in terms of the company's residual assets; all capital was paid in.

There are no participation certificates.

2.5 Profit Sharing Certificates

There are no profit-sharing certificates.

2.6 Restrictions on Transferability and Nominee Registration

The company only has bearer shares outstanding. There are no restrictions on transferability or corporate rules on nominee registration.

2.7 Convertible Bonds and Option Plan

On October 31, 2002, the Management Board approved a stock option plan for senior executives and important staff members of austriamicrosystems AG and its subsidiaries. In 2002 to 2005, 200,790 options were issued at an exercise price of EUR 6 (EUR 18 prior to share split) per share. One option entitles the bearer to buy one share in the company. 33% of the options can be exercised on the first day of grant at the earliest, 33% one year later at the earliest and 34% after two years at the earliest. The last possible exercise date is January 1, 2012.

During the financial year, the company exercised an existing option by repurchasing 174,375 of its own shares at EUR 6 each to cover its obligation under the Stock Option Plan 2002. Of these, 35,778 shares were transferred to staff members and governing bodies in 2006 as a result of option exercises. Therefore, the exercise of options under the Stock Option Plan 2002 does not result in an increase in the number of shares issued or in a dilution effect

On April 22, 2005, the Management Board approved a stock option plan for staff members and senior executives in the company and its subsidiaries (Stock Option Plan 2005).

It provides for the issue of a total of 990,000 options over a period of four years. In 2005, 231,275 options were issued, in 2006, 255,881 options. One option entitles the bearer to buy one share in the company. 20% of the options issued can be exercised a year after issue at the earliest and the remainder in 20% installments each a further vesting year after issue at the earliest. The last possible exercise date is June 30, 2015. The options' strike price is calculated from the average market price of the austriamicrosystems share over the last three months prior to issue of the stock options minus a discount of 25%. To fund the options issued, the conditional capital increase described in section 2.2 will be used. The options are non-transferable.

3. Supervisory Board

At the reporting date, austriamicrosystems AG's Supervisory Board was composed of six members, two of which are employee representatives. The members were not employed as members of the company's or a subsidiary's management board.

3.1/3.2/3.3/3.4 Members of the Supervisory Board, Other Activities, Vested Interests, Cross-Involvement, Election and Terms of Office

Insofar as nothing to the contrary is mentioned below, no material activities, vested interests or cross-involvements exist regarding the members of the Supervisory Board.

Under the Corporate Governance Directive and the relevant comment by the SWX Swiss Exchange, activities and vested interests are only indicated in listed Swiss and foreign organizations or ones that operate in a related or the same industry as the company.

Guido Klestil (Chairman), born in 1942, Austrian citizen. Chairman of the Supervisory Board since 1988. Re-elected in 2004, current term of office until 2009. After completing his studies in Communications Engineering, during his 38-year career Klestil held management positions in major international companies in the electrical and electronic industry, including General Manager of ITT Austria, General Manager of Alcatel Austria and member of the Management Board of Austrian Industries. He is member of the Supervisory Board of the Wiener Städtische Versicherung AG (Austria) and deputy chairman of the Supervisory Board of Rodenstock GmbH (Germany) as well as member of the Board of Advisors of the American Chamber of Commerce in Austria.

Prof. Siegfried Selberherr (Deputy Chairman), born in 1955, Austrian citizen. Member of the Supervisory Board since March 2001, Deputy Chairman since July 2001. Re-elected in 2004, current term of office until 2009. After completing his studies in Electrical Engineering, Prof. Selberherr earned a doctorate in Technical Sciences. He has been a full professor at the Institute of Microelectronics at the Technische Universität Wien since 1988 and was Dean of the Faculty of Electrical Engineering and Information Technology from 1998 to 2005. Prof. Selberherr is internationally recognized for his research in microelectronics, particularly in the field of technology computer-aided design (TCAD), and works as a consultant for several international semiconductor companies.

Felix R. Ehrat, born in 1957, Swiss citizen.
Member of the Supervisory Board since April 2004. Current term of office until 2009. After completing law studies with the Dr.jur. and LL.M. degrees, Felix Ehrat joined the Bär & Karrer law firm headquartered in Zurich. He was Managing Partner of the firm from 2000 to 2003 and has been Senior Partner since 2003. His positions include chairman of the Administrative Board of Banca del Gottardo (Switzerland) and member of the Administrative Board of Charles Vögele Holding AG (Switzerland); the latter is listed on the SWX Swiss Exchange.

Klaus Iffland, born in 1956, German citizen.
Member of the Supervisory Board since March 2006, current term of office until 2009. Having graduated in Mechanical Engineering and Business Studies, Klaus Iffland held executive positions at Audi AG in production, development and purchasing, and was head of purchasing from 1996. Since 2002 he has held executive positions at Magna International, a leading worldwide automotive supplier, first at Magna Steyr Fahrzeugtechnik, from 2004 to 2006 as President of the Magna Group Intier Automotive Europe and Magna Closures, and since 2007 as VP Purchasing at Magna International Europe and VP Procurement & Supply at Magna Steyr Fahrzeugtechnik.

Johann Eitner (Employee Representative), born in 1957, Austrian citizen. Member of the Supervisory Board since July 1994. Re-elected in 2004, current term of office until 2009. Chairman of the Workers' Council and Employee Representative on the Supervisory Board since 1994. During his 32-year career, Johann Eitner has been employed as an electrician in various positions and, since 1984, as supervisor in the mask lithography department. He was trained as an electrician.

Günter Kneffel (Employee Representative), born in 1968, Austrian citizen. Member of the Supervisory Board since March 1999. Re-elected in 2004, current term of office until 2009. Since 1999, Chairman of the Employee Council and Employee Representative on the Supervisory Board. After completing his studies in RF Engineering and Electronics, Günter Kneffel gained more than 15 years of professional experience as a process engineer for photolithography.

Unless decided otherwise by the Shareholders' Meeting, members of the Supervisory Board are elected for the longest term possible in accordance with the Austrian Stock Corporation Act, i.e. until the end of the Shareholders' Meeting deciding on their discharge for the fourth business year after the election. To that purpose, the business year in which they were elected is not included in the calculation. The Articles of Association do not stipulate any staggering of the Supervisory Board members' term of office.

3.5 Internal Organization

3.5.1 Allocation of tasks in the Supervisory Board

The Management Board and the Supervisory Board have rules of procedure. The Supervisory Board has a chairman and a deputy chairman. The Supervisory Board can appoint one or more committees from its midst for the purpose of preparing its negotiations and resolutions or monitoring the implementation of its resolutions. The Supervisory Board of austriamicrosystems AG has formed the following three committees: Staff Committee, Financial Audit Committee and Emergency Committee.

3.5.2 Members list, tasks and area of responsibility for all committees of the Supervisory Board

– Staff Committee:
The Staff Committee is responsible for negotiating and passing resolutions on the relationship between the company and the members of the Management Board (pre-selection and nomination of members of the Management Board, preparation of appointments and dismissals, preparation of the employment contracts for members and determination of the remuneration for the Management Board, etc.). Guido Klestil (Chairman) and Siegfried Selberherr are members of this committee.

– Financial Audit Committee:
The Financial Audit Committee is in charge of examining the annual financial statements, the management report and the proposal on the appropriation of profits, preparing the reports to be submitted to the Shareholders' Meeting and discussing the audit report with the auditor. The members of this committee are Guido Klestil (Chairman), Felix R. Ehrat and Johann C. Eitner.

– Emergency Committee:
This committee was formed as part of the implementation of Rule 39 of the Austrian Corporate Governance Code (see section "Austrian Corporate Governance Code" at the end of this chapter). The Emergency Committee is set up to discuss the affairs of the Supervisory Board in case of imminent danger ("danger in delay") and, if the situation absolutely requires it, to decide on them. The members of this committee are Guido Klestil (Chairman), Siegfried Selberherr and Günter Kneffel.

3.5.3 Work methods of the Supervisory Board and its committees

The meetings of the Supervisory Board are presided over by the Chairman and, in his absence, by the Deputy Chairman. Resolutions are passed by simple majority of the votes cast. In case of equality of votes, the Chairman's vote is decisive. The Management Board generally attends the Supervisory Board's meetings. Unless the chairman of the meeting decides otherwise, the Management Board is merely granted an advisory vote. The Supervisory Board is entitled to request written reports on corporate affairs and managerial issues from the Management Board at any time.

A committee is entitled to adopt a resolution which is binding for the Supervisory Board only in cases where the committee has been granted such decision-making power by the Supervisory Board in advance. The Supervisory Board appoints a committee member as Committee Chairman and an additional committee member as the Chairman's deputy. Committee resolutions are passed by simple majority of the votes cast. In case of equality of votes, the Committee Chairman's vote is decisive.

During the past year, the Supervisory Board convened a total of five times with each meeting lasting around four hours. The Financial Audit Committee convened twice and its meetings each lasted about two hours. The Staff Committee convened four times with each meeting lasting on average around two hours. The Emergency Committee convened once for about an hour.

3.6 Definition of Area of Responsibility

austriamicrosystems AG's Management Board acts on its own responsibility and is not subject to instructions from the shareholders or the Supervisory Board. Specific legal transactions individually listed in the Austrian Stock Corporation Act require approval by the Supervisory Board.

The Supervisory Board supervises the business conduct of the Management Board. The Management Board aligns the company's strategic orientation with the Supervisory Board and discusses the status of strategy implementation with the Supervisory Board at regular intervals.

3.7 Information and Control Instruments vis-à-vis the Management Board

The company possesses a Risk Management System and a Management Information System (MIS). Within the framework of the Risk Management System, recognizable risks in numerous areas of the company are regularly compiled and assessed. The major results are subsequently evaluated by the Management Board and brought to the attention of the Supervisory Board. The company's MIS compiles a multitude of performance indicators from various areas of the company as well as comprehensive financial information and promptly makes them available to Management as processed files in electronic form.

4. Management Board

4.1/4.2 Members of the Management Board, Other Activities and Vested Interests

Insofar as nothing to the contrary is mentioned below, no material activities or vested interests exist regarding the members of the Management Board.

John A. Heugle, MSc, born in 1958, US citizen. Chairman of the Management Board since April 2002. During his 24-year career, John A. Heugle worked in Europe, the United States and Asia and has been with austriamicrosystems AG since 2002. He has held a series of management positions in companies in the electronics and telecommunications sectors, such as Molex Inc., Stocko Metallwarenfabriken GmbH and Krone AG. John A. Heugle studied Metallurgical Engineering at the University of Oklahoma (Bachelor of Science) and Material Science at Northwestern University (Master of Science) in the United States.

Michael Wachsler-Markowitsch, born in 1968, Austrian citizen. Member of the Board responsible for finance since February 2004. Michael Wachsler-Markowitsch has been with austriamicrosystems AG since 2001, holding the position of Chief Financial Officer since 2003. In his more than ten-year career, he was finance director of Ahead Communications AG and worked as a consultant and auditor for international mandates at KPMG Austria. He has extensive experience in controlling, corporate finance and tax consultancy. Michael Wachsler-Markowitsch studied Business Administration at the Wirtschaftsuniversität Wien (Magister) and founded Dynaconsult GmbH, an IT consulting firm, during the same period. He is member of the Management Board of the Styrian Federation of Industry and heads the representative body for the electrical and electronics industries at the Styrian Chamber of Commerce.

4.3 Management Contracts

There are currently no management contracts.

5. Compensation, Shareholdings and Loans

5.1 Content and Method of Determining Compensation and Share Ownership Programs

The Shareholders' Meeting is in charge of determining the remuneration of the company's Supervisory Board. A shareholder may submit a proposal for resolution to the Shareholders' Meeting. The compensation of the individual Management Board members is determined by the Supervisory Board's Staff Committee. The compensation is set according to pre-defined criteria which include external benchmarking of the compensation and the compensation structure, among other things. The amount of the variable part of the compensation is determined based on the fulfillment of annually determined performance criteria for the members of the Management Board.

5.2/5.3 Compensation for Acting and Former Board Members

The following compensation was arranged for Supervisory Board and Management Board members in return for their activities as governing bodies in the year under review:

Supervisory Board: EUR 219,872.78
Management Board: EUR 738,748.64

All Supervisory Board members are non-executive. Board members were not granted any non-cash benefits. Retired Board members were not granted any termination pay. In the year under review, former Board members were not granted any compensation.

5.4/5.5/5.6 Share Allotment, Share Ownership and Options

As at December 31, 2006, Management Board members held 179,000 shares in the company. Supervisory Board members held 1,763 shares at the reporting date. During the financial year, no shares or options were allocated to Supervisory Board members or related parties. In the year under review, 30,000 stock options were issued to Management Board members. As at December 31, 2006, Management Board members held 55,000 stock options.

5.7 Additional Fees and Remunerations

The Bär & Karrer law firm in Zurich where Felix R. Ehrat is senior partner charged the company CHF 41,260.00 for services rendered during the year under review.

5.8 Loans to Members of Governing Bodies

There are no loans to members of governing bodies.

5.9 Highest Total Compensation

In the year under review, the highest total compensation awarded to a member of the Supervisory Board amounted to EUR 80,000.

6. Shareholders' Right of Participation

6.1 Voting Rights and Representation Restrictions

All shareholders of austriamicrosystems AG hold common bearer shares. Every share entitles its bearer to one vote at the Shareholders' Meeting. There are no voting right restrictions. Voting by proxy is only possible with a written power of attorney which remains with the company.

6.2 Statutory Quorums
The resolutions passed by the Shareholders' Meeting require the majority of the votes cast (simple majority) insofar as the Austrian Stock Corporation Act or the Articles of Association do not foresee a larger majority or additional requirements. austriamicrosystems AG's Articles of Association do not call for a higher number of votes than those required by the Austrian Stock Corporation Act.

6.3 Convocation of the Shareholders' Meeting
Pursuant to the Austrian Stock Corporation Act, the Shareholders' Meeting is convened by the Management Board. In accordance with the company's Articles of Association, the Shareholders' Meeting shall be convened at least 20 days prior to the appointed date. The convocation is published in the "Wiener Zeitung" and announced in "Finanz & Wirtschaft".

6.4 Agenda
In compliance with the Austrian Stock Corporation Act, the agenda of the Shareholders' Meeting is published in connection with the convocation of said meeting. In any case, the agenda must be disclosed at least seven days prior to the day on which the shares must be deposited for participating in the Shareholders' Meeting. Should the passing of a certain resolution require a qualified majority, this resolution must be disclosed 14 days prior to the day of the Shareholders' Meeting. A minority of 5 % of the ordinary capital may demand that the agenda of a previously convened Shareholders' Meeting be supplemented, but only in case the request is filed early enough so that the above-mentioned time limits can be complied with.

6.5 Inscriptions into the Share Register
The company only has bearer shares outstanding and therefore does not keep a share register.

7. Changes of Control and Defense Measures

7.1 Duty to Make an Offer
Since austriamicrosystems AG is an Austrian corporation listed in Switzerland, the regulations of the Swiss Federal Law on Securities Exchanges and Securities Trading regarding offer obligations do not apply. Furthermore, the regulations of Austrian takeover law relating to offer obligations do not apply to austriamicrosystems AG. The Articles of Association of austriamicrosystems AG do not contain any provisions regarding offer obligations.

7.2 Clauses on Change of Control
There are no change of control clauses.

8. Auditors

8.1 Duration of the Mandate and Term of Office of the Lead Auditor
The existing auditing mandate was assumed by KPMG Alpen-Treuhand GmbH, now KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH, Vienna, in 2005. Its election as auditor for the year under review was confirmed at the Shareholders' Meeting on March 29, 2006. The chief auditor, Helmut Kerschbaumer, who is responsible for this mandate, took office in 2005.

8.2 Auditing Fees
The auditing firm charged auditing fees amounting to EUR 67,300 during the year under review.

8.3 Additional Fees
The total fees charged by the auditing firm for additional consulting services during the year under review amounted to EUR 15,000.

8.4 Supervisory and Control Instruments Pertaining to the Audit
The auditor is monitored and regularly evaluated by the Supervisory Board's Financial Audit Committee.

9. Information Policy

austriamicrosystems AG is committed to an open and transparent information policy towards the stakeholders.

All important information on the development of business and the share price (reports, financial calendar and share price data) is available on the company website www.austriamicrosystems.com under the "Investor" tab. Share price influencing events are promptly published through the media and on the website.

austriamicrosystems AG issues quarterly reports regarding the development of its business. The publications are made available in electronic form. The Annual Report can also be obtained in a printed version.

Austrian Corporate Governance Code

As an Austrian stock company, austriamicrosystems AG has committed itself to complying with the Austrian Corporate Governance Code in a declaration of commitment. This code represents a voluntary commitment of companies to the principles of transparent corporate governance and contains corresponding recommendations. The code is available on the internet in electronic form on the website www.fma.gv.at, under the topic of Corporate Governance, menu item: Österreichischer Corporate Governance Code.

However, since austriamicrosystems AG is not listed in Austria, it has – in compliance with the principle of the Preamble of the Austrian Corporate Governance Code – in its declaration of commitment exempted itself from those guidelines of the Austrian Corporate Governance Code which are based on the provisions of the Austrian Stock Corporation Act or closely associated with it. Furthermore, austriamicrosystems AG has stated the following additional deviations from the recommendations of the Austrian Corporate Governance Code in its declaration of commitment:

– Rule 38, 57: In the interest of ensuring the continuity of corporate management, the company does not consider the introduction of formal age limits for members of the Management Board and the Supervisory Board necessary. The issue is decided in individual cases by the Supervisory Board or the Shareholders' Meeting.

– Rule 54: The application of this rule cannot be determined by the company, since the Shareholders' Meeting decides on the composition of the Supervisory Board without any reservations.

– Rule 28: The resolution on stock option plans for the Management Board required by this rule is effected by the Supervisory Board's Staff Committee in the interest of a consistent remuneration policy for members of the Management Board.



Investor Relations

2006 was again a very successful year for austriamicrosystems shareholders. The price of the share which is listed on the SWX Swiss Exchange in Zurich rose over the year from CHF 66.00 to CHF 85.50 at the end of 2006, which represents a gain of 30 %. The austriamicrosystems share showed a performance which exceeded the development of the Swiss stock market's SPI index at the end of 2006 after a period of decoupling during the year. austriamicrosystems' market capitalization was CHF 941 m / EUR 584 m at the end of 2006.

In the first quarter of 2006, previous majority shareholder AMS Holding placed its remaining holding of austriamicrosystems shares with international institutional investors in a private placement. As a result, AMS Holding has completely withdrawn from the company as planned. The transaction substantially increased the free float from 59 % to over 93 %, which means that virtually all shares are now widely held. The strong increase in free float sent a positive signal to the capital market and has considerably improved austriamicrosystems' presence on the capital market. Furthermore, this change has started an encouraging trend for the liquidity of the austriamicrosystems share.

austriamicrosystems again attached great importance to a comprehensive information policy that meets the needs of the various capital market participants in fiscal year 2006. With a view to actively communicating with existing and potential new investors and informing the capital market in detail about the development of its business, the company issued detailed quarterly reports, offered regular results presentations for analysts, the financial press and institutional investors, and attended major European investor conferences.

Regular road shows and investor meetings in important financial centers, such as Zurich, London, Frankfurt, Edinburgh, Paris, Vienna, Scandinavia, the Netherlands, and the east and west coast of the United States, are an integral part of austriamicrosystems' investor relations activities and increase the company's visibility on the capital market.

To provide ongoing and timely information for shareholders, austriamicrosystems relies, in particular, on financial press releases and the information offered on the company's website at www.austriamicrosystems.com on the "Investor" tab. Here the published annual, half-yearly and quarterly reports and additional information is available in electronic format to shareholders and other interested parties.

Performance of the austriamicrosystems share in CHF


90
80
70
66.00
60
50
85.50
austriamicrosystems
SPI (rebased)
January 3, 2006
December 31, 2006

Share Details

ISIN Code:	AT 0000920863
Securities number:	1808109
Ticker symbol:	AMS (SWX Swiss Exchange)
Share capital:	EUR 26,661,991 divided into 11,006,310 bearer shares
Trading volume:	17,528 shares (average daily volume 2006)
	CHF 1,271,472 (average daily volume 2006, based on closing)

Human Resources

Skilled personnel with excellent qualifications are a must if austriamicrosystems is to achieve and maintain a leading position in the analog semiconductor industry in the long run. A key goal of human resources development throughout the company is therefore to enable employees to realize their potential to the full.

Employee Expertise: A Competitive Advantage

Working successfully in a challenging high-tech sector for many years turns the engineers and technicians at austriamicrosystems into very competent specialists. Their motivation, ambition and the awareness of being part of a successful company form the basis for austriamicrosystems' financial success. Long-standing experience on the part of the employees means valuable technological know-how. This experience represents an important competitive advantage in the analog semiconductor market and enables austriamicrosystems to hold a leading position against international competition.

Comprehensive training activities which were again strengthened in 2006 aim to raise employees' levels of skill in all areas. In addition to encouraging external training, austriamicrosystems attaches particular importance to in-house training opportunities, which were substantially increased last year. Several internal career paths offer additional attractive prospects for the highly qualified employees with the clear goal of retaining staff in the long term.

The Team Continues to Grow

To support corporate growth and the expansion of austriamicrosystems' market position, the number of employees worldwide rose to 983 on average in 2006 (2005: 856), 846 of which were employed at headquarters in Unterpremstaetten. The company's internationalization has continued to increase with the new design center in India, the new test facility in the Philippines and the rising number of employees from all over the world at the head office in Unterpremstaetten. austriamicrosystems is fully aware of its role as a major employer in the Graz region and of its responsibility towards its local and international employees. Instruments such as the corporate management principles which were redefined in 2006 and form the basis of all employees' activities worldwide, are an important part of this philosophy.

Being an international company austriamicrosystems currently has 19 locations in 16 countries across the globe. Joint projects and tasks across locations bring together engineers, technical employees and many other specialists in an international network. Within this global network, all the employees work closely together as an international austriamicrosystems team dedicated to meeting customers' needs across the board.

Academic Partnerships Secure Access to Innovations

In research and development, austriamicrosystems focuses on close partnerships and technical cooperation with leading academic institutions in the field of analog semiconductor technology. To consolidate its position as one of the technology leaders in the industry, the company has located its design centers close to specialized institutes and universities worldwide. Prior to opening the new design center in Hyderabad/India last year, austriamicrosystems supplemented its existing contacts and cooperation projects in Austria, Italy and Switzerland with a partnership with the local university in the field of semiconductor technology.

Long-term cooperation with international academic institutions secures access to research findings that can then be incorporated in the product and process development at austriamicrosystems. This cooperation also helps to forge links with young specialists for its advanced technologies.





Quality and Environmental Management

Since its foundation, austriamicrosystems has consistently led the industry in meeting the highest quality standards and treating resources and the environment with due care. Fulfilling challenging market and customer demands with regard to product quality and reliability is one of the company's core values. austriamicrosystems is at the same time dedicated to acting ecology minded and sees this as part of its image as an innovative company.

Stringent International Standards

austriamicrosystems holds international quality certification to standards ISO/TS 16949:2002 and ISO 9001:2000, which are customary for suppliers of high-quality semiconductor products. Since 2004 austriamicrosystems has also been one of the handful of semiconductor manufacturers to be certified to ISO 13485:2003, the internationally recognized quality standard for companies that develop and manufacture medical products. In addition, austriamicrosystems is certified to international quality management standards QS 9000, VDA 6.1 and CECC 90000. austriamicrosystems therefore is one of the few companies in the semiconductor sector fully meeting the automotive industry's stringent quality criteria.

The above certifications underscore austriamicrosystems' leading position in comprehensive quality management. Indeed, quality is more than just an abstract goal to austriamicrosystems. Every employee is a quality factor for the company whose highly integrated microchips make a multitude of electronic devices, including life securing systems, safer, more powerful and more reliable.

Zero Defect Program

The key measure of quality for austriamicrosystems is how satisfied its customers are with its products and services. Having successfully launched a zero defect program last year, which is to be continued this year, the company is reinforcing its quality campaign to secure and expand its existing quality advantages in the marketplace. The program focuses on improving production processes and general business processes with the aim of raising quality standards across the entire company.

Extensive customer audits, benchmarking with competitors and internal information on the quality campaign not only serve to prevent errors, but also to reduce time-consuming failure analysis and troubleshooting. Learning from mistakes to improve processes for the future is a key element of this program. One result of the efforts has been a substantial drop in the customer rejection rate over the past business year to only 0.5 ppm (defective parts per million parts supplied).

Committed to the Environment

austriamicrosystems has always been committed to responsible and forward-looking environmental management. The company has therefore achieved certification to standards ISO 14001:2004 and EC No. 761/2001 (EMAS) early on. austriamicrosystems has also been awarded the status of Green Partner by Sony, which was renewed following a successful audit in 2006. In July 2006, EU Directive 2002/95/EC on the Reduction of Hazardous Substances (RoHS) came into force. This legislation restricts the use of certain hazardous substances in the electronics industry throughout Europe. All products in austriamicrosystems' portfolio comply with these requirements.

Further successful measures were adopted in 2006 to minimize resource use in the areas of energy, water and process chemicals. State-of-the-art air treatment systems detect and completely purify all process emissions containing constituents that could have an impact on global climate change. austriamicrosystems thus contributes to meeting the Kyoto target and reducing the substances affecting climate in the atmosphere.

Highly Protected Risk

Regular checks and the ongoing implementation of improvements ensure high operational reliability, health and safety in all areas at austriamicrosystems. The classification of the company as a highly protected risk (HPR) by the property insurer testifies to the success of its efforts in risk prevention. austriamicrosystems is one of only a few companies in the global semiconductor industry to have achieved this internationally recognized status.

Global Presence



United Kingdom
Wokingham
France
Vincennes
Switzerland
Rapperswil
Rapperswil
Italy
Pavia
Corsico
Pisa
Germany
Munich
Austria
Unterpremstaetten/Graz
Sweden
Sollentuna
Finland
Helsinki
USA
Santa Clara, CA
Raleigh, NC



Headquarter
Design center
Test center
Sales office
India
New Delhi
Bangalore
Hyderabad
South Africa
Port Elizabeth
Singapore
Hong Kong
Korea
Seoul
China
Suzhou
Taiwan
Taipei
Japan
Tokyo
Philippines
Calamba



Content



Financial Information

Group Management Report 2006

1 Overview of the economic environment and the past financial year

The global semiconductor industry saw a continuation of the previous year's growth trend, although after the very high market growth of 2004 and 2005 a levelling off was initially anticipated for 2006. All in all, the world semiconductor market grew by 8.9% to a volume of USD 248bn in 2006.

Its clear positioning in the analog semiconductor sector, however, enabled austriamicrosystems to further consolidate its position as a market-leading supplier of both customized and high-performance standard products in 2006. Focused on broadening its standard product portfolio and expanding its worldwide customer base, the company has continued to grow considerably in the past year and exceeded the development of the world semiconductor market.

25 years of experience in the analog segment together with a global presence give austriamicrosystems an edge over the competition. The company's customers appreciate its in-depth expertise in the development of analog microchips with low power consumption and very high accuracy. Further expansion of the company's worldwide sales and development network will open up the necessary opportunities to participate in the growth markets in Europe, Asia and North America and to continue to grow faster than the market.

A value driver in austriamicrosystems' corporate strategy is the focus on platform developments and derivatives. The development of standard product families on a common basis gives the company the opportunity to distribute the high development costs across a range of products for related applications, thus achieving attractive contribution margins from higher volumes while at the same time reducing risks.

In the Products business segment, which comprises the Communications, Industry & Medical and Automotive markets, austriamicrosystems is excellently positioned with high performance solutions for power and lighting management in handheld devices as well as its system solutions for portable audio. Illustrating its leadership in integrated power management and lighting for handsets, austriamicrosystems concluded a significant long-term agreement with a worldwide leader in mobile communications. In portable audio, leading North American satellite radio provider XM Satellite launched several portable receivers built around our MP3 and/or power management solutions while SanDisk, a leader in the MP3 market, successfully introduced high-capacity video-enabled MP3 players based on an integrated audio front-end from austriamicrosystems. These successes confirm austriamicrosystems' excellent position in integrated solutions for the MP3 and portable media player market.

The Medical market continues to grow, particularly in computed tomography and the increasingly important area of personal healthcare. austriamicrosystems will supply Siemens Medical Solutions with detector electronics ICs for the platform of its newest computed tomography (CT) system 'Somatom Definition' as part of austriamicrosystems' strategic partnership with Siemens Medical Solutions for CT applications. The long-term partnership covering IC design and related process development has now resulted in the world's most innovative computed tomography detection electronics to be used in current and future image processing systems from Siemens.

In the Automotive market, standard products for wireless car access, solutions for complex security systems and innovative bus systems opened up new market opportunities. In 2006 austriamicrosystems has become a full member of Japan's JasPar consortium, a standards body that specializes in automotive electronic devices. This allows austriamicrosystems to participate in the development of fault-tolerant high-speed data communications in Japanese-manufactured vehicles. In November austriamicrosystems announced a license agreement with Infineon Technologies AG. Under this agreement austriamicrosystems will license FlexRay transceiver IP to Infineon, the world's second largest manufacturer of semiconductors for automotive applications.

The Foundry business segment which manufactures microchips designed by its customers is a one-stop shop, providing a full range of services from development support to final testing in addition to fabrication. austriamicrosystems was successful in strengthening its position as an analog foundry with specialty processes.

To support future business growth and manufacturing requirements, austriamicrosystems has begun preparations for the next capacity build-out step in its 200 mm wafer fab. The modular expansion is envisaged to increase manufacturing capacity from 6,500 WSPM to approx. 8,000 WSPM (wafer starts per month) and to be fully operational at the end of the first quarter 2007.

2 Business results

2.1 Development of revenues

Revenues for the financial year 2006 continued to grow on a broad base in all for austriamicrosystems relevant markets. The strongest increase came from Industry & Medical with 14 % growth. Consolidated group revenues rose to EUR 196.4 m in 2006 (2005: EUR 178.4 m), an increase of 10 % over the previous year.

The revenue breakdown by markets is as follows:


Industry & Medical 38 %
Communications 30 %
Automotive 15 %
Full Service Foundry 17 %

in millions of EUR	2006	2005	Change in %
Communications	58.9	54.5	8%
Industry & Medical	75.1	65.6	14%
Automotive	29.3	27.3	7%
Full Service Foundry	33.1	31.0	7%

austriamicrosystems posted above-average growth in the Asia/Pacific region while EMEA and Americas developed negative. Expansion of the sales and distribution network in especially in Asia meant that new customers could be acquired and the existing base further developed. The revenue decline in Europe and the Americas is mainly driven by a shift of production from European and US customers to Asia.

The revenue breakdown by regions is as follows:

in millions of EUR	2006	2005	Change in %
EMEA	112.2	122.4	-8%
Americas	28.6	31.7	-10%
Asia/Pacific	55.6	24.3	129%

2.2 Orders received and order backlog

At year end, austriamicrosystems had increased its total order backlog by 2% from EUR 54.2m in 2005 to EUR 55.2m in 2006. Further broadening of the customer base and product range resulted in an increase in orders received in 2006, despite more cautious ordering patterns on the part of some market participants and an increase in supply to customers via consignment stock (no orders created before product call-off from stock and realization of revenues). Orders rose by 6% from EUR 185.9m to EUR 196.7m.

Development of revenues and orders:

in millions of EUR	2006	2005	Change in %
Revenues	196.4	178.4	10%
Orders received	196.7	185.9	6%
Total order backlog	55.2	54.2	2%

2.3 Earnings

The gross profit on revenues rose to EUR 93.8m in 2006 compared with EUR 79.8m the previous year. This growth is due to the increased revenues, economies of scale from further expansion of the 200mm wafer fab B and a more favourable product mix. The gross margin thus climbed to 48% in 2006 over 45% the previous year. Selling and administrative expenses as well as research and development costs rose with higher personnel costs based on an increase of employees accounting for the majority of the increase.

Group Management Report 2006

Given the improvements in operations, the operating result (EBIT) rose significantly by EUR 7.3 m to EUR 33.4 m in 2006. Together with the improvement in the operating result, EBITDA (operating result before depreciation and amortization) increased by EUR 7.3 m to EUR 54.7 m.

Further repayment of long-term debt and the resulting lower net debt helped to improve the net financial result from EUR -1.2 m to EUR -1.1 m and compensated for the sharp increase in interests.

The utilization of certain historic writedowns substantially reduced the tax base in the consolidated financial statements for 2006 and resulted in a tax expense of EUR 0.6 m. Furthermore, under IFRS, the utilization of additional tax loss carry forwards from the past will enable the deferred tax asset in the consolidated balance sheet to remain materially unchanged in 2007.

The net income showed an increase from EUR 23.1 m in 2005 to EUR 31.7 m in 2006. Return on equity rose accordingly from 17 % to 19 %, while return on revenues also grew considerably from 13 % to 16 %.

in millions of EUR	2006	2005	Change in %
Gross profit on revenues	93.8	79.8	18 %
Gross margin	48 %	45 %	
EBITDA	54.7	47.4	15 %
Operating result (EBIT)	33.4	26.1	28 %
EBIT margin	17 %	15 %	
Financial result	-1.1	-1.2	6 %
Income before tax	32.3	24.9	30 %
Net income	31.7	23.1	37 %
Return on equity	19 %	17 %	
Return on revenues	16 %	13 %	

2.4 Assets and Financial Position

The balance sheet structure shows a high ratio of fixed to total assets, given the industry involved. The percentage of intangibles and property, plant and equipment in the total assets was materially unchanged at 50 % compared to 49 % in 2005. The investments in fixed assets affecting cash (capital expenditures) of EUR 24.3 m were above the current depreciation of EUR 22.2 m. Despite further increases in manufacturing capacity at wafer fab B and in testing capacity, the investments affecting cash in relation to revenues could be reduced from 15 % in 2005 to 12 % in 2006. The equity to fixed assets ratio reached 116 % in the last year compared to 109 % in the previous year.

The fixed assets include a deferred tax asset of EUR 31.0 m (previous year: EUR 31.0 m). Under current tax legislation, they can be carried forward indefinitely but are expected to be used to offset income tax over the next five years.

Inventories amounted to EUR 32.2 m at the end of 2006 (2005: EUR 26.8 m). As in previous years, inventories are lower at year end than during the year due to seasonality. Trade receivables show an opposite pattern, as seasonality results in higher levels at year end than at the end of the quarters due to high revenues in the fourth quarter. At the end of 2006, trade receivables stood at EUR 52.9 m (2005: EUR 43.0 m).

Assets in millions of EUR	2006	2005	**Equity and liabilities** in millions of EUR	2006	2005
Inventories	32.2	26.8	Financial liabilities	40.9	60.4
Trade receivables	52.9	43.0	Trade liabilities	42.1	16.9
Other current assets	28.0	27.4	Other liabilities	27.1	25.5
Fixed assets	145.4	124.8	Provisions	11.1	14.1
Deferred tax asset	31.0	31.0	Shareholders' equity	168.2	136.1
Total assets	**289.4**	**253.0**	Total liabilities	**289.4**	**253.0**

Group Management Report 2006



Assets
(in millions of EUR)
289.4
253.0
11 %
18 %
10 %
50 %
11 %
11 %
17 %
11 %
49 %
12 %
2006
2005
Equity and liabilities
(in millions of EUR)
289.4
253.0
14 %
15 %
9 %
4 %
58 %
24 %
7 %
10 %
5 %
54 %
2006
2005
Inventories
Trade receivables
Other current assets
Fixed assets
Deferred tax asset
Financial liabilities
Trade liabilities
Other liabilities
Provisions
Shareholders' equity

The positive development of the company's business in 2006 significantly increased the group equity by 23.6 % to EUR 168.2 m. Together with the repayment of long-term debt from the operating cash flow amounting to EUR 22.4 m, this resulted in an increase in the equity ratio to 58 %. Over the same period, financial liabilities fell by EUR 19.5 m from EUR 60.4 m to EUR 40.9 m. On the balance sheet date, net debt amounted to EUR 18.1 m, which was 52 % below the previous year's level of EUR 38.1 m. Consequently, the debt to equity ratio decreased to 24 % from 44 % in the previous year.

	2006	2005
Equity ratio	58 %	54 %
Debt to equity ratio	24 %	44 %
Equity to fixed assets ratio	116 %	109 %

2.5 Cash Flow

The operating cash flow continued to rise in 2006 reaching EUR 42.4 m compared to EUR 41.4 m in the previous year. The cash flow from investing activities was steady at EUR 24.9 m with expenses of EUR 24.3 m for additions to intangibles, property, plant and equipment (2005: EUR 27.1 m). Of the cash flow from financing activities, EUR 22.4 m was used to repay the long-term debt from the construction of wafer fab B. The free cash flow amounted to EUR 17.4 m. Not only all investments but also the cash flow from financing activities (without short-term investments) could be entirely funded from the operating cash flow.

The company's liquidity slightly increased in 2006. Liquid funds including short-term investments increased from EUR 22.3 m at the end of 2005 to EUR 22.8 m at the end of 2006.

in millions of EUR	2006	2005	Change in %
Operating cash flow	42.4	41.4	2 %
Cash flow from investing activities	-24.9	-24.9	0 %
Free cash flow	17.4	16.5	5 %
Cash flow from financing activities	-21.0	-12.5	-67 %
Cash and cash equivalents	17.7	21.3	-17 %

3 Research and development

austriamicrosystems' technological leadership in the design and manufacture of analog ICs is based on intensive research and development work spanning over 25 years. In order to maintain this leading position, the company increased research and development spending significantly in 2006. Last year it reached EUR 37.5 m compared with EUR 31.0 m in 2005. At the same time, systematic implementation of the platform and derivative concept allowed an unprecedented number of new standard products to be launched on the market.

austriamicrosystems succeeded in recruiting additional highly qualified and experienced employees in 2006 who are particularly important for research and development in the analog segment. In the field of process technologies, research and ongoing development focus on specialty variants of CMOS and SiGe processes for high-voltage and high-frequency applications. The release of several advanced manufacturing processes supported the ongoing development of innovative products.

The research findings again allowed filing of a number of international patents and publication of numerous papers in international specialist journals and at trade conferences over the past financial year.

4 Purchasing and manufacturing

In purchasing, the rising price of electricity and an increase in costs for assembly service providers resulted in additional expenses which could nevertheless be absorbed to a large extent. As a whole, the cost pressure in manufacturing remained unchanged at a high level.

During the last year, production capacity was increased through the expansion of wafer fab B and additional test equipment to safeguard the positive business development and position the company with a view to further growth. An average capacity utilisation of 99 % was achieved across all manufacturing areas in 2006 (2005: 89 %).

5 Employees

On average, the austriamicrosystems group had 983 employees in 2006 (2005: 856), of which 846 worked at the Unterpremstaetten location (2005: 788).
austriamicrosystems recognizes its responsibility as one of the most important employers in the region. In 2006, the company again offered a broad range of internal and external training and development programs for all employee groups as well as providing additional apprenticeship training positions.

austriamicrosystems attempts to retain its employees in the long term with remuneration systems such as the stock option plan newly introduced in 2005. Active internal corporate and employee communication intends to ensure employee motivation.

6 Environment

A responsible attitude towards the environment is a basic ethical principle at austriamicrosystems. The company is dedicated to meeting the highest quality and ecological standards as well as making conservative use of resources and the environment. austriamicrosystems has been certified to ISO 14001:2004 and EMAS (Eco-Management and Audit Scheme), the European system for environmental management, for some time now.

7 Subsidiaries and branch facilities

austriamicrosystems currently has subsidiaries in Switzerland, Italy, Germany, France, the United Kingdom, the USA, the Philippines, Japan and India. The subsidiaries in Switzerland, Italy and the United Kingdom carry out development and sales activities, while the subsidiaries in Germany, France, the USA and Japan solely operate in the fields of sales and technical support. The subsidiary in the Philippines was formed in 2005 to increase capacity in testing. The new design centre in Hyderabad, India, was formed in 2006 focusing on embedded software and analog-related digital design. Branch facilities exist in Hong Kong, Singapore, Korea, China, Taiwan and Malaysia.

8 Risk management

Operating on a global level, the austriamicrosystems Group is exposed to a variety of risks that are inextricably linked to business activities. In order to identify, evaluate and counteract these risks in a timely manner, austriamicrosystems has developed and implemented tight internal risk management systems. The risk management process in place requires the business units to constantly monitor and evaluate risks. Regular risk reports are prepared for the management and supervisory boards. This ensures that major risks are identified and counteraction can be taken at an early stage.

Business interruption risk

The company's state-of-the-art manufacturing facility (Fab B) went into operation only in 2002, therefore the risk of breakdowns or prolonged downtime is relatively low. In addition, this risk is being taken into account by adopting a proactive approach to preventive maintenance. The business interruption risk is also insured for the replacement price and against loss of earnings for 18 months. austriamicrosystems' insurer, FM Global, has awarded the company – as one of few semiconductor manufacturers – the HPR (highly protected risk) status.

Financial risks

Risk management is handled centrally by the treasury department in accordance with guidelines issued by the management board. These detailed internal guidelines regulate responsibility and action parameters for the areas affected. The treasury department evaluates and hedges financial risks in close cooperation with the business units.

Receivables and credit risk

austriamicrosystems operates a strict credit policy. The creditworthiness of existing customers is constantly checked and new customers undergo credit evaluation. Under austriamicrosystems' treasury and risk management policy, investments in liquid securities and transactions involving derivative financial instruments are only carried out with financial institutions that have high credit ratings. At the balance sheet date there were no significant concentrations of credit risk.

Interest rate risk

Interest rate risk – the possible fluctuation in value of financial instruments due to changes in market interest rates – arises in relation to medium and long-term receivables and payables (especially borrowings). austriamicrosystems' treasury policy ensures that part of the interest rate risk is reduced by fixed-interest borrowings. On the liability side, 19 % of all amounts owed to financial institutions are at fixed rates. Of the remaining borrowings on a floating rate basis (81 %), 22 % will be repaid over the next two years. The remaining floating rate borrowings undergo continual checks with regard to the interest rate risk. On the asset side, the interest rate risks are primarily with time deposits and securities in current assets that are tied to the market interest rate.

Foreign exchange risk

Financial transactions in the semiconductor industry are predominantly carried out in US dollars. To hedge the currency risk, all transaction and conversion risks are constantly monitored. Within the group, cash flow streams in the same currency are offset (netting). Currency fluctuations during foreign currency transactions mainly concern the US dollar and Japanese yen. In order to hedge the remaining receivables positions, the company employs derivative financial instruments to a certain extent. These instruments mainly involve forward exchange transactions, interest and currency options as well as interest and currency swaps. The use of derivative financial instruments and contracts to fix future exchange rates for foreign currency assets and liabilities substantially reduces the risk of changes in currency exchange rates for austriamicrosystems.

Product liability and quality risk

The products manufactured by austriamicrosystems are integrated in complex electronic systems. Faults or functional defects in the products produced by austriamicrosystems may have a direct or indirect effect on the property, health or life of third parties. The company is not in a position to reduce or exclude its liability towards consumers or third parties in sales agreements. Every product that leaves the company undergoes several qualified checks regarding quality and function. In spite of quality control systems certified to ISO/TS 16949:2002, ISO/TS 13485:2003, ISO 9001:2000, VDA 6.1 and QS 9000, product defects may occur and possibly only show after installation and use of the finished products. Although this risk has been appropriately insured, quality problems could negatively impact austriamicrosystems' assets, financial and earnings position.

Patent infringement risk

austriamicrosystems manufactures complex microchips using various process technologies, line widths and production facilities. Like industry competitors, the company constantly has to develop these technologies further. Should austriamicrosystems infringe any additional patents while consistently monitoring processes, production methods and design blocks protected under patent law as well as related comprehensive licensing, this may negatively impact the assets, financial and earnings position of the company as well as the austriamicrosystems share price.

9 Events after the Balance Sheet Date

No transactions had significant effect on austriamicrosystems' financial position, assets or earnings after the closing of the fiscal year.

10 Outlook

The company expects a positive business development also in 2007. Market researchers are indicating that the market volume for the global semiconductor industry will continue to rise this year, particularly in the analog segment. A favourable development of the world economy over the same period should support this trend.

For austriamicrosystems, this situation together with increased sales activities in important geographical markets creates a favourable environment for further growth. Main growth areas for the company are again expected to be in Asia and North America. Should, however, the worldwide demand for semiconductors show a significantly weaker performance in 2007 than currently anticipated, the development of austriamicrosystems' business would likely be affected as well.

Several important market segments, such as medical devices, mobile communications and portable audio systems, expect ongoing meaningful growth over the coming years. Here austriamicrosystems is well positioned with innovative products and development projects. Further broadening of its international customer base should also play a significant role in the company's continuing success.

austriamicrosystems therefore sees good potential for continued growth in revenues in 2007. Despite constantly rising personnel, energy and purchasing costs, the company also expects a substantial improvement in the earnings potential.

Unterpremstaetten, February 2, 2007

John A. Heugle

Michael Wachsler-Markowitsch

Consolidated Income Statement acc. to IFRS

for the year ended December 31, 2006

In thousands of EUR (except Earnings per Share, which are in EUR)

	Note	2006	2005
Revenues	1	196,402	178,391
Cost of sales		-102,590	-98,577
Gross profit		**93,811**	**79,814**
Research and development		-37,471	-31,007
Selling, general and administrative		-26,670	-24,625
Other operating income	2	4,399	4,898
Other operating expense	3	-648	-754
Restructuring expenses	4	0	-2,185
Result from operations		**33,422**	**26,141**
Net financing cost	5	-1,116	-1,192
Income before tax		**32,306**	**24,949**
Income tax expense	6	-591	-1,810
Net income		**31,716**	**23,138**
Basic Earnings per Share	21	2.91	2.10
Diluted Earnings per Share	21	2.91	2.10

II Consolidated Balance Sheet acc. to IFRS
as of December 31, 2006

In thousands of EUR

	Note	Dec 31, 2006	Dec 31, 2005
Assets			
Cash and cash equivalents	7	17,742	21,271
Short-term investments	13	5,022	1,024
Trade receivables	8	52,886	42,994
Inventories	9	32,179	26,765
Other receivables and assets	10	5,199	5,107
Total current assets		**113,028**	**97,161**
Property, plant and equipment	11	135,825	116,316
Intangible assets	12	9,575	8,519
Investments and securities	13	1	1
Deferred tax assets	14	30,953	30,953
Total non-current assets		**176,353**	**155,789**
Total assets		**289,381**	**252,950**
Liabilities and shareholders' equity			
Liabilities			
Interest-bearing loans and borrowings	15	25,826	36,100
Trade liabilities		42,137	16,865
Provisions	16	11,074	14,102
Other liabilities	18	14,020	11,401
Total current liabilities		**93,056**	**78,469**
Interest-bearing loans and borrowings	15	15,042	24,283
Employee benefits	19	8,707	8,478
Deferred government grants	17	4,128	5,028
Other long term liabilities	18	258	640
Total non-current liabilities		**28,134**	**38,429**
Shareholders' equity			
Issued capital	20	26,662	26,647
Share premium	20	93,080	91,774
Treasury Shares	20	-832	0
Translation adjustment	20	-141	-75
Retained earnings		49,421	17,706
Total shareholders' equity and reserves		**168,191**	**136,052**
Total liabilities and shareholders' equity		**289,381**	**252,950**

III Consolidated Statement of Cash Flows acc. to IFRS

for the year ended December 31, 2006

In thousands of EUR

	Note	2006	2005
Operating activities			
Income before tax		32,306	24,949
Depreciation (net of government grants)	11, 12	22,223	22,172
Changes in employee benefits	19	228	641
Expense from stock option plan (acc. to IFRS 2)		1,188	358
Changes in other long-term liabilities		-1,259	-889
Gain/loss from sale of plant and equipment	2	-109	0
Gain/loss from sale of investments and securities		0	-21
Net financing cost		1,116	1,213
Changes in current assets		-18,583	-4,372
Changes in short-term operating liabilities and provisions		5,270	-2,462
Tax payments		-32	-195
Cash flows from operating activities		**42,350**	**41,392**
Investing activities			
Acquisition of intangibles, property, plant and equipment		-24,320	-27,064
Government grants received		2,349	1,854
Acquisition of short-term investments		-5,014	-1,000
Proceeds from sale of plant and equipment		834	0
Proceeds from the sale of investments		215	220
Interest received		1,020	1,067
Cash flows from investing activities		**-24,917**	**-24,922**
Financing activities			
Proceeds from borrowings		3,872	7,303
Repayment of borrowings		-22,448	-16,848
Repayment of finance lease liabilities		-878	-855
Interest paid		-1,642	-2,122
Changes resulting from capital increase		133	0
Cash flows from financing activities		**-20,963**	**-12,522**
Net increase/decrease in cash and cash equivalents		-3,529	3,948
Cash and cash equivalents at January 1		21,271	17,323
Cash and cash equivalents at December 31		**17,742**	**21,271**

IV Consolidated Statement of Changes in Shareholders' Equity
for the year ended December 31, 2006

In thousands of EUR

	Issued capital	Additional paid-in capital	Treasury shares	Translation adjustment	Retained earnings	Total shareholders' equity
Total equity as of January 1, 2005	**26,647**	**91,417**	**0**	**-104**	**-5,433**	**112,527**
Net income	0	0	0	0	23,138	23,138
Translation adjustment	0	0	0	29	0	29
Share based payments	0	357	0	0	0	357
Total equity as of December 31, 2005	**26,647**	**91,774**	**0**	**-75**	**17,706**	**136,052**
Net income	0	0	0	0	31,716	31,716
Translation adjustment	0	0	0	-66	0	-66
Capital increase	15	118	0	0	0	133
Purchase and sale of treasury shares	0	0	-832	0	0	-832
Share based payments	0	1,188	0	0	0	1,188
Total equity as of December 31, 2006	**26,662**	**93,080**	**-832**	**-141**	**49,421**	**168,191**

Significant accounting policies

austriamicrosystems AG ("the Company") is a company located in 8141 Unterpremstaetten, Austria. The Company is a global leader in the design, manufacture and sale of high performance analog and analog intensive mixed signal integrated circuits tailored to meet specific customer applications. The consolidated financial statements for the year ended December 31, 2006 represent the parent company austriamicrosystems AG and its subsidiaries (together referred to as the "Group").

On February 2, 2007 the consolidated financial statements 2006 were completed and released to the supervisory board for approval.

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with all obligatory International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).and interpretations issued by the International Financial Interpretations Committee to be applied in 2006.

Changes in IAS 19 were implemented for the first time. The implementation of this amended standard led to changes in the notes versus the previous year.

Not applicable are IFRS 7 "Financial Instruments: Disclosures" (to be obligatory applied from January 1, 2007 onwards), IFRS 8 "Operating Segments" (to be obligatory applied from January 1, 2009 onwards) as well as the changes to IAS 1 "Presentation of Financial Statements" (to be obligatory applied from January 1, 2007 onwards). An earlier application would have led to changes in the presentation of financial statements and the notes.

(b) Basis of preparation

The financial statements are presented in euro and rounded to the nearest thousand. The use of automated calculation systems may lead to rounding differences in totals of rounded amounts and percentages. They are prepared on a historical cost basis except for derivative financial instruments, investments and securities, which are stated at their fair value.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are all operative enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in an identical manner as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

(i) Foreign currency transactions

The functional currency of the Company is the euro. Transactions in foreign currencies are translated into euro at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into euro at the foreign exchange rate prevailing at that date and provided from the ECB. Foreign exchange differences arising on translation are recognized in theincome statement. Amounts recognized in the income statement were a gain of EUR 3,063 thousand in 2006 and a loss of EUR 2,269 thousand in 2005.

(ii) Financial statements of economic independent foreign entities

The functional currency of the entities domiciled outside the euro zone is their respective domestic currency. Accordingly, the assets and liabilities of these entities are translated into euro at the medium foreign exchange rates prevailing at the balance sheet date. Revenues and expense of foreign entities are translated into euro at the average foreign exchange rates of the year. Resulting differences are recognized directly within equity.

(e) Derivative financial instruments and hedging instruments

The Group uses interest rate swaps, cross currency swaps, options and forward exchange contracts to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.

Derivative financial instruments are initially recognized at cost (equals fair value). Subsequent to initial recognition, derivative financial instruments are stated at fair value.

The fair value of such derivative financial instruments is the estimated amount that the Group would receive or pay to settle such derivative financial instruments at the balance sheet date, taking into account current interest rates and the current creditworthiness of such derivative financial instruments counter parties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date.

(f) Hedging

As not all of the criteria for hedge accounting outlined in IAS 39.142 are met, all changes in the fair value of derivative financial instruments are recognized in the income statement.

(g) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (refer to accounting policy (m)) and net of related government grants. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance leases is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy (m)). Lease payments are accounted for in accordance with accounting policy (t).

(iii) Subsequent expenditures

Expenditure incurred to replace a component of an item of property, plant and/or equipment that is accounted for separately, including major inspection and overhaul costs, is capitalised. Other subsequent expenditures are capitalised only when the future economic benefits embodied in the item of property, plant and equipment increases. All other expenditures are recognized in the income statement as an expense when incurred.

(iv) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of the assets. Land is not depreciated. The estimated useful life is as follows:

Buildings	25 – 33 years
Plants, technical equipment and machines	5 – 12 years
Other equipment	4 – 10 years

Due to the application of the cost of sales method the annual depreciation is distributed over all cost positions.

(h) Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The company has not capitalized any expenditure on research and development activities within this position.

(ii) Intangible assets acquired by the Group

Intangible assets, which are acquired by the Group, are stated at cost less accumulated amortisation (see below) and impairment losses (refer to accounting policy (m)).

(iii) Subsequent expenditures

Subsequent expenditures on capitalised intangible assets are capitalised only when the future economic benefits embodied in the specific asset to which it relates increases. All other expenditures are expensed when incurred.

(iv) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful economic life of the assets. The estimated useful life is from 3 – 10 years. Due to the application of the cost of sales method the annual depreciation is distributed over all cost positions. All intangible assets have a limited useful economic life.

(i) Investments in securities

Investments in securities held by the Group and classified as available-for-sale are stated at fair value, with any resultant gain or loss recognized in the equity. Investments in securities held for trade whose performance is continuously monitored are stated at fair value with any resultant gain or loss recognized in the income statement. Held-to-maturity-Investments are stated at cost less accumulated depreciation with any resultant gain or loss recognized in the annual result. The fair value of investments held for trading and investments available-for-sale is their quoted bid price at the balance sheet date. Investments in securities are recorded at the transaction date.

(j) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses at their transaction date (refer to accounting policy (m)).

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense.

The cost of inventories is based on the moving average price principle and includes expenditures incurred in their acquisition as well as bringing them to their existing location and condition. For manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits at banks.

(m) Impairment

The carrying amounts of the Group's assets, other than inventories (refer to accounting policy (k)) and deferred tax assets (refer to accounting policy (u)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of the Group's investments in held-to-maturity securities and receivables is calculated as the present value of expected future cash flows.

The recoverable amount of assets is the higher of their fair value less transaction costs and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss on available-for-sale investments or receivables is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

(n) Dividends

Dividends are recognized as a liability in the period in which they are resolved.

(o) Interest-bearing borrowings

Interest-bearing borrowings are initially recognized at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognized in the income statement over the borrowing period on an effective interest basis.

(p) Employee benefits

(i) Defined benefit plans

According to Austrian labour regulations, employees who joined the Company prior to December 31, 2002, are entitled to receive severance payments equal to a multiple of their monthly compensation, which comprises fixed plus variable amounts such as overtime and bonus payments. Maximum severance is equal to a multiple of twelve times the eligible monthly compensation.

The obligation for such severance payments is measured using the projected unit credit method. The discount rate is the yield at the balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of the Group's obligations. All actuarial gains and losses are recognized immediately.

(ii) Defined contribution plans

For all employees who entered into an employment contract after December 31, 2002, the Company is obliged to contribute 1.53 % of their monthly remuneration to an employee benefit fund. There is no additional obligation for the Company. Therefore, this plan constitutes a defined contribution plan. Contributions are recognized as an expense in the income statement as incurred. These amounts are paid in cash to authorities; the company's obligations are therefore fully funded.

(iii) Other long-term employee benefits

All employees are eligible for long-term service benefits. Under this plan, eligible employees receive a cash payment after a specified service period. This payment equals one to three months salary, depending on the number of years of service. The amount recognized as a liability from this compensation is measured using the projected unit credit method. Actuarial assumptions are identical to those applied for defined benefit plans. All actuarial gains and losses are recognized immediately.

(iv) Stock Option Plan

In 2002 the supervisory board approved a Stock Option Plan ("SOP 2002") for the purpose of providing 142,500 stock options to key employees. The maximum number of Options to be issued was later reduced to 76,500. After the share split in 2004 (1:3) this maximum number increased to 229,500. One Option entitles the holder to receive one share of the Company at a strike price of EUR 6 (EUR 18 before share split) per share. On the first day of issue 33 % of the Options may be exercised, 33 % one year later and 34 % after two years.

As the SOP 2002 was resolved before IFRS 2 came into force the plan is not subject to this standard.

The purpose of the SOP 2002 was to increase the motivation of employees in connection with the economic situation of the Company in 2002 and the intended IPO. The Company concluded an agreement with its former parent, AMS Holding S.à.r.l., under which the issued Options are provided to the Company at the strike price. The obligation of the Company is fully covered by this agreement. Due to this agreement, no amounts were recognized in the balance sheet and income statement.

The shareholders approved a further Stock Option Plan (SOP 2005) in the annual general meeting on May 19, 2005.

Within the SOP 2005 a total of 990,000 Options of no-par-value shares may be issued over 4 years. This reflects 9% of the issued capital at the time of approval. The SOP 2005 is administered by the SOP Committee. The Committee may define terms for allocation and exercise of the Options. It is envisaged to grant the Options during a 4-year-program. One Option entitles the holder to receive one no-par-value share of the Company. The Options may be exercised during each of the next succeeding five years on the first, second, third, fourth and fifth anniversary of the grant date to the maximum extent of twenty percent (20%) of the total number of shares covered thereby (vesting period). The strike price for each tranche will be defined based on a 3-month-average price of the austriamicrosystems share prior to the grant date with a further 25% discount taken from that price. All granted Options under the SOP 2005 must be exercised prior to June 30, 2015.

In 2006 255,881 Options (SOP 2005) were granted to 367 employees (2005: 231,275 Options to 304 employees).

The Options granted to the employees of austriamicrosystems according to the Stock Option Plan 2005 are valued with the present value at granting. The value of the Options thus determined will be spread over the period until vesting.

The Options are valued based on the Black-Scholes option-pricing model. The interpretation of market information necessary for the estimation of market values requires a certain degree of subjective judgement. The expected volatilities were extrapolated from the historical price of the austriamicrosystems share (source: Bloomberg). This can result in a difference between the figures shown here and values subsequently realized on the market.

The main basis data of the granted Options according to the Stock Option Plan 2005 is as follows:

		2006	2005
Valuation of Options (weighted average)			
Market price at granting	in EUR	38.46	31.57
Term of Options	in years	9	10
Risk-free interest rate	in %	2.89	2.03
Expected volatility	in %	39.28	33.04
Present value of Option	in EUR	12.58	11.65

The strike price is the weighted-average trading price of the three preceding months before the day of the annual Option granting, less a discount of 25%. Other disbursement criteria, e.g. inclusion of a market condition for the validation of the present value, are not applicable.

The Options developed in the fiscal years 2006 and 2005 as follows:

SOP 2005				
	2006		2005	
	Options	Weighted average exercise price (in EUR)	Options	Weighted average exercise price (in EUR)
Outstanding at the beginning of the period	231,275	21.98	0	–
Granted during the period	255,881	34.26	231,275	21.98
Forfeited during the period	10,910	27.28	0	–
Exercised during the period	6,310	21.02	0	–
Expired during the period	0	–	0	–
Outstanding at the end of the period	469,936	28.56	231,275	21.98
Exercisable at the end of the period	38,751	22.07	0	–
Weighted average share price at the date of exercise (in EUR)	45.46		n.a.	
Range of exercise prices (in EUR)	21.51 – 34.78		21.51 – 30.01	
Remaining contractual life	to June 30, 2015		to June 30, 2015	

SOP 2002				
	2006		2005	
	Options	Weighted average exercise price (in EUR)	Options	Weighted average exercise price (in EUR)
Outstanding at the beginning of the period	156,665	6	175,990	6
Granted during the period	0	6	15,000	6
Forfeited during the period	6.000	6	0	–
Exercised during the period	40,778	6	34,325	6
Expired during the period	0	–	0	–
Outstanding at the end of the period	109,887	6	156,665	6
Exercisable at the end of the period	109,887	6	154,115	6
Weighted average share price at the date of exercise at the date of exercise (in EUR)	39.83		30.28	
Range of exercise prices (in EUR)	6		6	
Remaining contractual life	to January 1, 2012		to January 1, 2012	

(q) Provisions

A provision is recognized on the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(i) Warranties

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience.

(ii) Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(r) Trade and other payables

Trade and other payables are stated at compounded historical cost.

(s) Revenue

(i) Goods sold and services rendered

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to surveys of work performed. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

For certain sales transactions, the buyer requests the Company to delay physical delivery of the goods sold ("Bill and hold Sales"). In such cases, revenue is recognized if the following applies: the buyer takes title to the goods, it is probable that delivery will be made, the item is on hand, identified and ready for delivery, the buyer specifically acknowledges the deferred delivery instructions and the usual payment terms apply.

(ii) Government grants

A government grant is initially recognized in the balance sheet when there is reasonable assurance that it will be received and that the Group will comply with the underlying conditions. Grants that compensate the Group for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the initial cost of an asset and recognized in the income statement as reduced depreciation on a systematic basis over the useful life of the asset.

In 2002, the Austrian Government introduced a specific grant (valid until 2004) based on the increase of capital expenditures made during a business year in comparison to the average investments of the three previous years. This grant was paid in 2003 through a credit to the Company's income tax account and is presented on the balance sheet as deferred income. The recognition of this income as other operating income is according to the related depreciation and impairment charges, if any, of the underlying capital expenditures.

(t) Expense

(i) Operating lease payments

Payments made under operating leases are recognized in the income statement in the period they occur. Lease incentives received are recognized in the income statement as an integral part of the total lease payments made.

(ii) Net financing cost

Net financing costs comprise interest payable on borrowings, interest receivable on funds invested and dividend income, foreign exchange gains and losses, and gains and losses on derivative financial instruments related to financing activities.

Interest income is recognized in the income statement as it accrues, taking into account the asset's effective yield. Dividend income is recognized in the income statement on the date that the dividend is declared.

Cost of debt are not capitalized but expensed as they incurred.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing cost. The interest expense component of finance lease payments is recognized in the income statement using the effective interest method.

(u) Income tax

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax assets and liabilities for temporary differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future are not recognized. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is not probable that the related tax benefit will be realised. Under current Austrian corporate tax law tax losses can be carried forward for an unlimited period of time.

1. Segment reporting and revenues

Segment information is presented in respect to the Group's business and geographical segments. The primary reporting format, business segments, comprises Analog/Mixed-Signal Products ("Products") and Full Service Foundry & Other ("Foundry & Other"). The "Products" segment includes the design and distribution of custom Integrated Circuits (ICs), known as Applications Specific Integrated Circuits (ASICs), Application Specific Standard Products (ASSPs) and Standard Linear ICs to a variety of customers. These customers are mainly in the Communications, Industrial, Medical, and Automotive markets. Under the "Foundry & Other" segment manufacturing for the "Products" segment as well as for third party foundry customers is shown. The secondary reporting format is structured by the three regions in that sales occur: "EMEA" (including Europe, Middle East, Africa), "Asia/Pacific" and "Americas".

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise items included in net financing cost. The Group does not record liabilities by segment. Therefore, liabilities are not allocated to segments.
Inter-segment pricing is determined on cost basis.

Segment capital expenditure is the total cost incurred (net of government grants) during the period to acquire segment assets that are expected to be used for more than one period.
In presenting information on the basis of geographical segments, segment revenue is based on the geographical billing location of customers. Segment assets are based on the geographical location of the assets.

Segment reporting and revenues (continued)

Business segments
In thousands of EUR

	Products		Foundry & Other		Eliminations		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenue from external customers	163,311	147,410	33,090	30,981			196,402	178,391
Inter-segment revenue			70,522	59,653	-70,522	-59,653	0	0
Total revenue	**163,311**	**147,410**	**103,612**	**90,634**	**-70,522**	**-59,653**	**196,402**	**178,391**
EBIT (profit/loss from operations)	**36,652**	**34,672**	**-3,230**	**-8,532**			**33,422**	**26,141**
Net financing cost							-1,116	-1,192
Income tax expense							-591	-1,810
Net profit for the year							**31,716**	**23,138**
Segment assets	48,796	38,099	240,585	214,851			**289,381**	**252,950**
Capital expenditure (net of government grants)	2,485	839	40,647	19,514			**43,132**	**20,352**
Depreciation (net of government grants)	776	486	21,447	21,686			**22,223**	**22,172**

Geographical segments
In thousands of EUR

	EMEA		Americas		Asia/Pacific		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenue from external customers	112,225	122,447	28,588	31,688	55,589	24,256	**196,402**	**178,391**
Segment assets	288,704	252,366	59	424	618	160	**289,381**	**252,950**
Capital expenditure (net of government grants)	42,644	20,352	0	0	488	0	**43,132**	**20,352**

In thousands of EUR

	2006	2005
Revenues by operation		
Revenues from production	182,081	164,146
Revenues from research and development projects	14,321	14,246
	196,402	**178,391**
Thereof revenues from Bill & Hold transactions	10,303	17,299

2. Other operating income
In thousands of EUR

	2006	2005
Government grants related to R&D expenses	3,089	2,804
Amortisation of government grants related to assets	900	900
Gain from disposal of assets	109	0
Deferred income from IT-Outsourcing	94	265
Reversal of bad debt reserve	11	588
Insurance refunds	9	27
Other	188	313
	4,399	**4,898**

3. Other operating expense
In thousands of EUR

	2006	2005
Allowance for bad debts	545	527
Expenses for monetary transactions	103	135
Other	0	92
	648	**754**

4. Restructuring expenses

The 100mm wafer production (Fab A) was shut down in 2005. The relating personal-, disposal- and dismantling-expenses were recognized as restructuring expenses in 2005.

The sale of the equipment had no material effect to the result.

The building is still in operational use.

5. Net financing cost
In thousands of EUR

	2006	2005
Interest expense	1,642	2,097
Interest income	-1,288	-1,067
Available-for-sale investments:		
Gain on disposal	0	-21
Investments held for trade and cash equivalents		
Revaluation to fair value	-35	136
Derivative financial instruments:		
Revaluation to fair value	797	48
	1,116	**1,192**

6. Income tax expense

Recognized in the income statement
in thousands of EUR

	2006	2005
Current tax expense		
Current year	-549	-163
Under/(over) provided in prior years	-42	-20
	-591	**-183**
Deferred tax expense/benefit		
Origination and reversal of temporary differences	-504	-9,129
Effect of first time recognition of tax benefits	504	7,501
	0	**-1,628**
Total income tax expense in income statement	**-591**	**-1,810**
Reconciliation of effective tax expense		
Income before tax	**32,306**	**24,949**
Income tax using the domestic income tax rate	-8,077	-6,237
Tax incentives (mainly related to R & D)	745	1,012
Effect of first time recognition of tax benefits	8,844	7,501
Not recognized tax loss	-2,115	-3,965
Effect of tax losses utilised / not recognised minimum taxes	19	20
Non-taxable benefits / non-tax deductible expenses	55	-78
Effect of different tax rates in foreign jurisdictions	-20	-39
Under/(over) provided in prior years	-42	-20
Other	0	-4
	-591	**-1,810**
Deferred tax credit recognised directly in equity		
Relating to net loss not recognised in income statement	0	0

Deferred tax assets are recognized for all temporary differences and tax losses carry forwards only to the extent a consumption is probable within a foreseeable period. Therefore approximately EUR 20,000 thousand are not recognized in the balance sheet.

7. Cash and cash equivalents

In thousands of EUR

	2006	2005
Bank deposits	17,738	11,428
Cash equivalents	0	9,838
Cash on hand	4	5
	17,742	**21,271**

Liquid investment funds, which do not meet the criteria to be shown as cash and cash equivalents, are shown as short-term investments.

8. Trade receivables, net

In thousands of EUR

	2006	2005
Trade receivables gross	53,068	43,137
Allowance for bad debt	-182	-142
	52,886	**42,994**
Allowance for bad debt developed as follows:		
Balance at the beginning of the period	142	531
Consumptions during the year	-11	-328
Reversals during the year	0	-260
Additions during the year	51	199
Balance at the end of the period	**182**	**142**

9. Inventories

In thousands of EUR

	2006	2005
Unfinished goods	22,882	19,455
Finished goods	3,926	2,385
Raw materials and supplies	4,080	3,352
Work in progress	1,292	1,572
	32,179	**26,765**

Inventories states at net realisable value were EUR 1,369 thousand in 2006 and EUR 1,624 thousand in 2005 respectively.

The valuation allowance from inventories amounts to EUR 7,406 thousand as of December 31, 2006 and to EUR 7,384 thousand as of December 31, 2005 respectively.

The amount of inventories recognized as an expense amounts to EUR 59,448 thousand in 2006 and EUR 48,086 in 2005 respectively.

Since the result of work in progress (research and development contracts) cannot be estimated reliably, all costs incurred are recognized as R&D expenses. Accruals for onerous contracts are being made if necessary.

10. Other receivables and assets

In thousands of EUR

	2006	2005
Government grants related to R&D expenses	2,880	1,297
Amounts due from tax authorities	700	1,108
Derivative financial instruments at fair value	663	0
Deferred interests	281	0
Prepaid expenses	264	126
Government grants related to assets	0	2,349
Other	411	227
	5,199	**5,107**

11. Property, plant and equipment
In thousands of EUR

	Land and buildings	Plant and equipment	Fixtures and equipment	Under construction	Government grants	Total
Cost						
Balance at January 1, 2006	**64,107**	**311,706**	**20,375**	**5,413**	**-28,808**	**372,794**
Effect of movements in foreign exchange	0	0	-8	0	0	-8
Additions	710	10,810	1,848	24,092	0	37,459
Transfers	0	5,038	0	-5,038	0	0
Disposals	0	-46,941	-118	0	0	-47,059
Balance at December 31, 2006	**64,817**	**280,613**	**22,097**	**24,466**	**-28,808**	**363,186**
Depreciation and impairment losses						
Balance at January 1, 2006	**36,210**	**219,006**	**17,745**	**0**	**-16,483**	**256,478**
Effect of movements in foreign exchange	0	0	-6	0	0	-6
Depreciation charge for the year	1,296	16,522	1,252	0	-1,465	17,606
Disposals during the year	0	-46,604	-113	0	0	-46,717
Balance at December 31, 2006	**37,506**	**188,924**	**18,879**	**0**	**-17,947**	**227,361**
Carrying amount						
At January 1, 2006	**27,897**	**92,700**	**2,630**	**5,413**	**-12,325**	**116,316**
At December 31, 2006	**27,311**	**91,689**	**3,218**	**24,466**	**-10,860**	**135,825**
Cost						
Balance at January 1, 2005	**63,757**	**298,180**	**25,265**	**6,681**	**-26,465**	**367,419**
Effect of movements in foreign exchange	0	0	3	0	0	3
Additions	387	8,097	960	11,416	-2,350	18,511
Transfers	0	12,334	12	-12,346	0	0
Disposals	-37	-6,905	-5,865	-338	7	-13,139
Balance at December 31, 2005	**64,107**	**311,706**	**20,375**	**5,413**	**-28,808**	**372,794**
Depreciation and impairment losses						
Balance at January 1, 2005	**34,976**	**209,640**	**22,046**	**0**	**-15,126**	**251,536**
Effect of movements in foreign exchange	0	0	2	0	0	2
Depreciation charge for the year	1,271	16,181	1,561	0	-1,363	17,650
Disposals during the year	-37	-6,816	-5,863	0	6	-12,710
Balance at December 31, 2005	**36,210**	**219,006**	**17,745**	**0**	**-16,483**	**256,478**
Carrying amount						
At January 1, 2005	**28,781**	**88,540**	**3,220**	**6,681**	**-11,339**	**115,883**
At December 31, 2005	**27,897**	**92,700**	**2,630**	**5,413**	**-12,325**	**116,316**

Leased plant and machinery

The Group leases production equipment under a number of finance lease agreements. At the end of several leases the Group has the option to purchase the equipment at a beneficial price. At December 31, 2006 the net carrying amount of leased plant and machinery was EUR 1,596 thousand (2005: EUR 2,402 thousand). The leased equipment secures the lease obligations.

As of December 31, 2006, commitments for the acquisition of property, plant and equipment and intangible assets amounted to EUR 7,814 thousand (2005: EUR 3,867 thousand)

For the government grants recognized certain conditions such as evidence of the actual costs incurred and a future minimum number of employees apply.

12. Intangible assets
In thousands of EUR

	Patents & Licences	Under construction	Total
Cost			
Balance at January 1, 2006	**33,368**	**0**	**33,368**
Additions	5,489	184	5,673
Transfers	184	-184	0
Disposals	-8	0	-8
Balance at December 31, 2006	**39,032**	**0**	**39,032**
Amortisation and impairment losses			
Balance at January 1, 2006	**24,848**	**0**	**24,848**
Amortisation charge for the year	4,618	0	4,618
Transfers	0	0	0
Disposals during the year	-8	0	-8
Balance at December 31, 2006	**29,458**	**0**	**29,458**
Carrying amount			
At January 1, 2006	8,519	0	8,519
At December 31, 2006	**9,575**	**0**	**9,575**

No internally generated intangible assets exist.

Cost			
Balance at January 1, 2005	**35,221**	**394**	**35,615**
Additions	1,361	480	1,841
Transfers	874	-874	0
Disposals	-4,088	0	-4,088
Balance at December 31, 2005	**33,368**	**0**	**33,368**
Amortisation and impairment losses			
Balance at January 1, 2005	**24,415**	**0**	**24,415**
Amortisation charge for the year	4,521	0	4,521
Transfers	0	0	0
Disposals during the year	-4,088	0	-4,088
Balance at December 31, 2005	**24,848**	**0**	**24,848**
Carrying amount			
At January 1, 2005	**10,806**	**394**	**11,200**
At December 31, 2005	**8,519**	**0**	**8,519**

13. Investments and securities
In thousands of EUR

	2006	2005
Non-current investments		
Shares in affiliated companies	1	1
	1	**1**
Current investments		
Investment funds (held for trading)	1,054	1,024
Investment bonds (available for sale)	3,968	0
	5,022	**1,024**

Current investments are recorded with their fair value (market prices). The investment bonds' maturity is more than 5 years, whereas the issuing bank has the right to cancel prior to maturity once a year at least at nominal value from June 30, 2007 onwards.

14. Deferred tax assets

Deferred tax assets are attributable to the following items:
In thousands of EUR

	2006	2005
Intangible assets, property, plant and equipment	-830	-529
Trade and other receivables	-21	-257
Employee benefits	1,632	1,673
Liabilities	-332	-151
Provisions	-24	205
Tax value of loss carry-forwards and writedown of investments	30,528	30,012
	30,953	**30,953**

In Austria tax loss carry forwards do not expire under tax legislation currently in force.

Based on the business plan and the related tax planning of the Company it is probable that deferred tax assets recognized in the balance sheet are recovered within the next years.

15. Interest-bearing loans and borrowings
In thousands of EUR

	2006	2005
Non-current liabilities		
Secured bank loans	14,359	22,802
Finance lease liabilities	683	1,482
	15,042	**24,283**
Current liabilities		
Current portion of secured bank loans	25,040	35,233
Current portion of finance lease liabilities	786	868
	25,826	**36,100**

The current portion of the secured bank loans include a revolving export financing credit amounting to EUR 19,000 thousand in 2006 (2005: EUR 19,000 thousand) guaranteed by the Austrian government.

Terms and debt repayment schedule 2006
In thousands of EUR

	Total	1 year or less	2–5 years	More than 5 years
Capital investment loans				
EUR – fixed rate loans	7,267	2,907	4,360	0
EUR – floating rate loans	0	0	0	0
R & D loans				
EUR – fixed rate loans	2,785	613	2,172	0
EUR – floating rate loans	8,565	2,519	5,859	187
CHF – floating rate loans	1,782	0	1,782	0
Export loan				
EUR – floating rate loan	19,000	19,000	0	0
Finance lease liabilities				
EUR – floating rate	1,380	697	683	0
USD – floating rate	89	89	0	0
	40,867	**25,826**	**14,855**	**187**

Terms and debt repayment schedule 2005
In thousands of EUR

	Total	1 year or less	2–5 years	More than 5 years
Capital investment loans				
EUR – fixed rate loans	10,174	2,907	7,267	0
EUR – floating rate loans	17,128	10,919	6,208	0
R & D loans				
EUR – fixed rate loans	1,903	520	1,383	0
EUR – floating rate loans	7,988	1,886	6,102	0
CHF – floating rate loans	1,841	0	1,841	0
Export loan				
EUR – floating rate loan	19,000	19,000	0	0
Finance lease liabilities:				
EUR – floating rate	2,082	699	1,382	0
USD – floating rate	268	169	99	0
	60,384	**36,101**	**24,283**	**0**

The bank loans are secured as follows:
in thousands of EUR

	2006	2005
Registered mortgages on land	43,604	43,604
Assignment of debt	22,800	22,800

Finance lease liabilities
In thousands of EUR

	2006			2005		
	Payments	Interest	Principal	Payments	Interest	Principal
Less than one year	822	36	786	931	63	868
Between one and five years	695	12	683	1,530	48	1,482
More than five years	0	0	0	0	0	0
	1,517	**49**	**1,469**	**2,461**	**111**	**2,349**

Under the terms of the lease agreements, no contingent rental fees are payable.

16. Provisions

In thousands of EUR

	Warranties	Onerous contracts	Other personnel provisions	Other	Total
Balance at January 1, 2006	900	9,765	2,038	1,399	**14,102**
Provisions made during the year	100	8,074	1,836	319	**10,329**
Provisions used during the year	-353	-9,412	-1,611	-305	**-11,681**
Provisions reversed during the year	0	-354	-243	-1,079	**-1,676**
Balance at December 31, 2006	**647**	**8,074**	**2,019**	**334**	**11,074**

The remaining term of all provisions is less than one year.

Warranties

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience. As of December 31, 2006 and 2005 a provision for warranty claims and legal costs is recognized as well as an accrual for a patent infringement claim. All warranty claims are expected to be settled within one year.

Onerous contracts

Provisions for onerous contracts are set up when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The amount recognized as of December 31, 2006 (EUR 8,074 thousand) and 2005 (EUR 9,440 thousand) relates to several engineering contracts.

Other personnel provisions

Provisions for other personnel costs include profit sharing and bonuses payable within twelve months after the respective balance sheet date and sales incentives for current employees.

17. Deferred government grants

In 2004, in connection with the construction of Fab B, the Company obtained a government grant. This grant awards the Company for the increase in capital expenditure over those of the previous years. The grant is accounted for as deferred income and recognized as other operating income in line with the average depreciation charge for the underlying assets. The income recognized in 2006 (2005) amounted to EUR 900 thousand (EUR 900 thousand).

18. Other liabilities

In thousands of EUR

	Current		Non current	
	2006	2005	2006	2005
Accrued vacation days	4,527	3,748	0	0
Liabilities from licence agreements	2,365	1,505	258	0
Deferred income	2,194	1,676	0	0
Liabilities against tax authorities	2,083	1,009	0	640
Employee related liabilities	1,683	1,727	0	0
Accrued expenses	723	1,156	0	0
Other	445	580	0	0
	14,020	**11,401**	**258**	**640**

19. Employee benefits

Movements in the net liability recognized in the balance sheet:
In thousands of EUR

	2006		2005	
	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Present value of obligation (DBO) January 1	7,464	1,014	6,914	923
Expense recognized in the income statement	638	65	1,163	91
Payments during the year	-465	-10	-614	0
Present value of obligation (DBO) December 31	**7,637**	**1,069**	**7,464**	**1,014**

The value of obligation is not financed by a fund.

Expense recognized in the income statement
In thousands of EUR

	2006		2005	
Current service cost	593	97	588	84
Interest cost	328	46	325	46
Actuarial loss/gain	-282	-78	250	-39
	638	**65**	**1,163**	**91**

The expense is recognized in the following line items in the income statement:
In thousands of EUR

	2006		2005	
Cost of sales	255	25	617	48
Selling, general and administrative expenses	192	20	268	21
Research and development	192	20	279	22
	638	**65**	**1.163**	**91**

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2006	2005
Discount rate at December 31	4.6%	4.5%
Future salary increases	2.5%	3%
Fluctuation < 40 years of age	9%	9%
Fluctuation > 40 years of age	10%	11%
Retirement age – women	56.5–60	56.5–60
Retirement age – men	61.5–65	61.5–65

The total personnel expense amounted to EUR 60,593 thousand in 2006 and EUR 54,387 thousand in 2005. In 2006 the amount shown includes EUR 1,188 thousand (2005: EUR 357 thousand) for the SOP 2005.

The average number of employees was 983 in 2006 and 856 in 2005.

Historical Information:
In thousands of EUR

	2006	2005	2004	2003	2002
Present value of obligation (DBO) December 31 for severance payments	7,637	7,464	6,914	6,364	6,044
Present value of obligation (DBO) December 31 for long service benefits	1,069	1,014	923	838	653
	8,706	**8,478**	**7,837**	**7,202**	**6,697**

20. Shareholders' equity

Share capital and share premium
In thousands of shares

	2006	2005
Share capital	26,662	26,647
Additional paid-in capital	93,080	91,774
	119,742	**118,421**

In May 2005, the executive board has been authorized to increase the share capital from EUR 26,646,705.86 by EUR 2,398,203.53 to EUR 29,044,909.39 by issuing 990,000 bearer shares. This represented 9% of the issued share capital at the time of approval. Purpose of this capital increase is the grant of Stock Options to employees of the Company.

In April 2004, the general meeting resolved a share split of 1:3, resulting in a share capital of EUR 21,801,850.25 divided into 9,000,000 shares. In May 2004 the capital was increased by 2,000,000 shares up to 11,000,000 shares, resulting in a share capital of EUR 26,646,705.86 and an increase of additional paid-in capital (share premium) of EUR 37,399,281.40 (premium on capital stock minus transaction cost of the capital increase). All shares are bearer shares without notional par value. Since May 2004, the Company's shares are listed on the SWX Swiss Exchange, Zurich/Switzerland.

In the annual general meeting on March 29, 2006 the executive board has been authorized to increase the share capital up to a total of EUR 10,925,024.00 by issuing 4,510,000 shares. Price and conditions for any increase are subject to supervisory board approval.

During the fiscal year under review 174,375 treasury shares at a price of EUR 6 per share were acquired by the company exercising an existing option in order to fulfill the obligations deriving from SOP 2002. Thereof 35,778 shares were transferred to employees and executives of the company.

Over the course of fiscal year 2006 the company issued 6,310 shares in order to meet its obligations with respect to the execution of stock options regarding the SOP 2005. This capital increase had not been recorded in the Austrian trade register at the balance sheet date.

The holders of ordinary shares are entitled to receive dividends based on the distributable net income ("Bilanzgewinn") presented in the separate financial statements of the parent company compiled in accordance with Austrian Generally Accepted Accounting Standards (HGB) and as declared by shareholders' resolution and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company's residual assets.

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities.

21. Earnings per share

Basic earnings per share

The calculation of basic earnings per share is based on the net profit attributable to ordinary shareholders.

Net profit attributable to ordinary shareholders
In EUR

	2006	2005
Net profit for the year	31,715,661.69	23,138,435.32
Weighted average number of shares outstanding	10,883,368	11,000,000
Earnings per share	2.91	2.10

The options granted according to the SOP 2002 will not result in a dilution since the underlying shares will be made available by a former major shareholder according to an agreement. Therefore the number of shares will not increase. In 2006 the company acquired these shares for EUR 6.00 per share.

The options granted according to the SOP 2005 will in general result in a dilution. The dilution occurs only to the extent that option exercises will result in the creation of shares at prices below the average share price over the period. Considering the requirements remaining to be fulfilled by the employees during the vesting period there will be no dilution for options that are not yet exercisable on December 31, 2006. The dilution deriving from options that were exercisable on the balance sheet date is included in the calculation of diluted earnings per share. Due to the small number of options exercisable during 2006 this does not result in a difference between diluted and basic earnings per share.

	2006	2005
Reconciliation of ordinary shares:		
Outstanding shares as of January 1	11,000,000	11,000,000
Purchase and sale of treasury shares	-138,597	
Capital increase regarding stock option plan 2005	6,310	
Outstanding shares as of December 31	10,867,713	11,000,000

22. Financial instruments

Exposure to credit, interest rate and currency risks arise in the normal course of the Group's business. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates as well as interest rates. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged.

Derivative instruments are used to hedge risks associated with exchange rate and interest rate fluctuations.

All hedging activities are carried out centrally by the Group treasury department. In connection with these financial instruments, renowned national and international financial institutions provide the Group with advisory services. The creditworthiness of these institutions is continually assessed by ratings agencies.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit above a certain amount. The Group does not require collateral in respect to financial assets.

According to the Company's treasury and risk management policy, investments are allowed in liquid securities only, and solely with counter parties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counter parties with high credit ratings and with whom the Group has a signed netting agreement.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments in the balance sheet.

Interest rate risk

Interest rate risk – the possible fluctuation in value of financial instruments due to changes in market interest rates – arises in relation to medium and long-term receivables and payables (especially borrowings). austriamicrosystems' treasury policy ensures that part of the interest rate risk is reduced by fixed-interest borrowings. On the liability side, 19% of all amounts owed to financial institutions are at fixed rates. Of the remaining borrowings on a floating rate basis (81%), 22% will be repaid over the next two years. The remaining floating rate borrowings undergo continual checks with regard to the interest rate risk. On the asset side, the interest rate risks are primarily with time deposits and securities in current assets that are tied to the market interest rate.

Foreign currency risk

Foreign currency risks result from the Group's extensive buying and selling of products outside of the Euro-zone. As a result, significant cash flows from operating activities (e.g. trade receivables and payables) denominated in foreign currencies are hedged. These hedges concern primarily transactions in US-dollar and Japanese yen.

In order to avoid currency risk, the Company utilizes forward currency contracts, option contracts as well as cross currency swaps. Transaction risk is calculated for each foreign currency and takes into account significant foreign currency receivables and payables as well as highly probable purchase commitments.

As per December 31, 2006 and December 31, 2005 respectively, austriamicrosystems holds foreign currency forwards, options and swaps to minimize its foreign currency exposure with respect of trade receivables, trade payables and forecasted purchase commitments.

As of December 31, 2006 and 2005, the nominal amounts and fair values of derivative financial instruments are as follows:

	Currency	Dec. 31, 2006 notional amount (in million)	Dec. 31, 2005 notional amount (in million)	Dec. 31, 2006 fair value (in EUR thousands)	Dec. 31, 2005 fair value (in EUR thousands)
Interest-rate swaps					
Asset	EUR	39.0	0.0	527.8	0.0
Liability	EUR	10.0	0.0	-99.1	0.0
Currency forward transactions					
Asset	USD	0.0	20.0	0.0	-850.0
Currency options					
Asset	USD	53.0	10.5	1,768.1	234.2
Liability	USD	0.0	18.0	0.0	-322.9
Liability	CHF	40.4	0.0	-54.3	0.0
Liability	JPY	1,078.0	0.0	-1,001.9	0.0

The book value equals the fair value of the financial instruments.

The maturity of derivative financial instruments with a fair value EUR 374.4 thousand is more than a year, the maturity of those with a fair value of EUR –99.1 thousand is more than five years.

Interest rate swap	final maturity of	April 3, 2008
Interest rate swap	final maturity of	March 9, 2009
Interest rate swap	final maturity of	March 24, 2016
Currency option	final maturity of	March 9, 2009

The remaining term of derivative financial instruments is less than one year.

For derivative financial instruments with a fair value of EUR –99.1 thousand contractual rights to cancel prior to maturity exist. According to the agreement the contractual partner of the company is entitled to cancel half-yearly from March 24, 2007 onwards.

Effective interest rates and repricing analysis

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

In thousands of EUR

	2006				2005			
	Effective interest rate	0–1 years	2–5 years	More than 5 years	Effective interest rate	0–1 years	2–5 years	More than 5 years
Capital investment loans								
EUR – fixed rate loans	3.37%	2,907	4,360	0	3.66%	2,907	7,267	0
EUR – floating rate loans	0.00%	0	0	0	3.71%	10,919	6,208	0
R & D loans								
EUR – fixed rate loans	2.05%	613	2,172	0	2.11%	520	1,383	0
EUR – floating rate loans	3.95%	2,519	5,859	187	2.36%	1,886	6,102	0
CHF – floating rate loans	2.50%	0	1,782	0	1.36%	0	1,841	0
Exportkredite								
EUR – floating rate loan	3.25%	19,000	0	0	2.00%	19,000	0	0
Finance lease liabilities								
EUR – floating rate	2.50%	697	683	0	3.02%	699	1,382	0
USD – floating rate	2.47%	89	0	0	2.64%	168	99	0
		25,826	**14,855**	**187**		**36,101**	**24,283**	**0**

Fair values

The fair values of the following financial instruments differ from their carrying amounts shown in the balance sheet:

In thousands of EUR

	2006		2005	
	Carrying amount	Fair value	Carrying amount	Fair value
Capital investment loans				
EUR – fixed rate loans	7,267	7,197	10,174	10,230
EUR – floating rate loans	0	0	17,128	17,027
R & D loans				
EUR – fixed rate loans	2,785	2,786	1,903	1,896
EUR – floating rate loans	8,565	8,554	7,988	7,498
CHF – floating rate loans	1,782	1,850	1,841	1,552
Export loan				
EUR – floating rate loan	19,000	19,000	19,000	19,000
Finance lease liabilities				
EUR – floating rate	1,380	1,366	2,082	2,103
USD – floating rate	89	116	268	355
	40,867	**40,869**	**60,384**	**59,662**

Fair value has been determined by discounting the relevant cash flows using current interest rates for similar instruments at the balance sheet date.

23. Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

In thousands of EUR

	2006	2005
Less than one year	4,873	2,024
Between one and five years	18,115	6,118
More than five years	1,278	2,556
	24,266	**10,698**

Some of the Group's subsidiaries lease office space. In addition, the Group leases the gas farm as well as automobiles under operating leases. The leases typically run for an initial period of four to ten years, with an option to renew the lease after that date. Since January 1, 2007 a leasing contract for semiconductor equipment is in force. Lease payments are adapted annually to reflect market rentals. None of the leases includes contingent rentals.

The expenses for operating lease amounted to EUR 2,381 thousand in 2006 (2005: EUR 2,298 thousand).

24. Contingencies

The preparation of the consolidated financial statements according to IFRS requires discretionary decisions and business assumptions by management concerning future developments, thus materially determining the method and value of assets and liabilities, the disclosure of additional obligations at the cut-off date and the resulting earnings and expenditures within the year.

Within the following assumptions there exist risks which could lead to changes in the value of assets or liabilities during the following fiscal year:

- the valuation of accruals for severance payments and long service benefits is made using assumptions concerning the discount rate, retirement age, fluctuations and future salary increases.
- the application of deferred tax assets is under the assumption that taxable income will be available to take advantage of existing tax loss carry forwards in the future.
- the impairment test of the tangible fixed assets is based on forecasted future cashflows in the years to come utilizing an industry and company related discount rate.

25. Related parties

Identity of related parties

The Company has a related party relationship with:

– the Company's Executive Officers (CEO, CFO)

– the members of the Company's Supervisory Board (Aufsichtsrat)

Remuneration of the Company's Executive Officers amounted to EUR 739 thousand (2005: EUR 722 thousand). Moreover the Company recorded an amount of EUR 369 thousand (2005: EUR 286 thousand) for the Executive Officers' stock options and an amount of EUR 64 thousand (2005: EUR 68 thousand) for the accrual for severance payments.

The remuneration of the company's Supervisory board amounted to EUR 220 thousand (2005: EUR 227 thousand). All remunerations were or are paid directly by the Company. The Company has no consulting agreements with members of their Supervisory Board and the Company's known shareholder. The Company's Executive Officers hold 179 thousand shares and call options for the purchase of 55 thousand shares as of December 31, 2006 (169 thousand shares and call options for the purchase of 40 thousand shares as of December 31, 2005).

26. Group enterprises

	Accounting method	Country of incorporation	Ownership interest	
			2006	2005
austriamicrosystems France S.à.r.l.	consolidated	France	100%	100%
austriamicrosystems Germany GmbH	consolidated	Germany	100%	100%
austriamicrosystems Italy S.r.l.	consolidated	Italy	100%	100%
austriamicrosystems Switzerland AG	consolidated	Switzerland	100%	100%
austriamicrosystems (United Kingdom), Ltd.	consolidated	U.K.	100%	100%
austriamicrosystems USA, Inc.	consolidated	USA	100%	100%
austriamicrosystems Japan Co., Ltd.	consolidated	Japan	100%	100%
austriamicrosystems (India), Pvt. Ltd.	consolidated	India	100%	---
austriamicrosystems (Philippines), Ltd.	consolidated	Philippines	100%	100%
Austria Mikro Systeme International Ltd.	at cost	China	100%	100%

The Group enterprise accounted for at cost has ceased operations and is not material individually and on an aggregated basis.

Unterpremstaetten, February 2, 2007



John A. Heugle
CEO



Michael Wachsler-Markowitsch
CFO

Auditor's Report

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of austriamicrosystems AG, Unterpremstaetten, Austria, which comprise the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing (ISAs). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. During our audit the majority of the audit evidence concerning the amounts and other notes shown in the consolidated financial statements is tested on a sample basis. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion regarding the effectiveness of the entity's internal control. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2005 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

Report on Other Legal Requirements

Austrian Commercial Law requires that the management report, which has to be prepared by the management in accordance with Austrian Commercial Law, has to be audited.

In our opinion, the management report for the group is consistent with the consolidated financial statements.

Vienna, February 2, 2007

KPMG

Wirtschaftsprüfungs- und Steuerberatungs GmbH

Mag. Helmut Kerschbaumer	**Mag. Robert Kobierski**
Austrian Chartered Accountant	Austrian Chartered Accountant

Glossary

Analog

A continuously changing signal, e.g. a sound wave. All signals humans can perceive such as sound, light or pressure are analog signals. Today most analog signals are converted by an analog/digital converter into digital signals for further processing in electronic devices, after processing the signals may be converted back to analog by a digital/analog converter.

Analog ICs

Microchips which work with continuously changing signals and measure, control or amplify them.

ASIC

Application Specific Integrated Circuit, a semiconductor product specifically developed for a particular application and customer.

CMOS

Complementary Metal Oxide Semiconductor, the most widely used manufacturing technology for ICs. Base technology for a wide range of ICs in telephones, communications systems, PCs, cars and industrial applications. Ideal for analog and mixed signal applications due to high noise immunity and low power consumption.

Design Kit

Tool set provided for chip designers to develop their own integrated circuits. It consists of library elements for circuit design, component models, process-specific parameters and interfaces for the CAD software.

Digital

Representation of a signal in the form of a sequence of numeric values (bits, bytes) which enables simple transmission and processing of the signals in digital devices. Digital ICs store and process information in this form and carry out arithmetic or logical operations.

EEPROM

Electrically Erasable Programmable Read-Only Memory. EEPROM is a type of non-volatile memory that can be erased by exposing it to an electrical charge. Both programming and erasing can be performed without removal of the device from the system in which it is used. The EEPROM retains its contents even when the system power is turned off.

Integrated Circuit (IC)

An IC or microchip consists of a large number of transistors, capacitors and resistors which are realized during the same production process on the surface of a silicon wafer. All these components together form an electronic circuit.

Micrometre (µm)

One millionth of a metre or one thousandth of a millimetre.

Semiconductor

In terms of electrical characteristics, semiconductors are a class of materials between conductors (metals) and non-conductors (isolators). The actual characteristics of a semiconductor greatly depend on the content of impurities (doping) in the material. Through a suitable combination of various semiconductive layers, complex electronic components which control or amplify currents and voltages and perform other functions can be manufactured. The most important starting material is silicon in form of a wafer.

Silicon

Raw material for semiconductors (the second most common element occurring on the earth's surface).

Wafer

Thin, round silicon disc with a diameter of up to 200 mm (in analog) which serves as the base material for the semiconductor manufacturing process.

Imprint



Responsible for contents

austriamicrosystems AG
Moritz M. Gmeiner
Investor Relations
A-8141 Schloss Premstaetten/Austria
Phone +43/3136/500-5970
Fax +43/3136/500-5420
investor@austriamicrosystems.com
www.austriamicrosystems.com

Photographs: Toni Muhr, Graz (www.tonimuhr.at)

Press Release
March 22, 2007

austriamicrosystems launches the AS5140H – the first 10-bit magnetic rotary encoder qualified for ambient temperature up to 150°C

New AS5140H magnetic rotary encoder IC is ideal for harsh automotive and industrial applications

Unterpremstaetten, Austria (March 22, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communications, industrial, medical and automotive applications, expands its magnetic rotary encoder family with the AS5140H 10-bit encoder. The innovative rotary encoder IC is fully qualified to AEC-Q100 and designed for applications in an ambient temperature range up to 150°C.

With a resolution of 0.35 degrees, the AS5140H can recognize 1,024 positions within one 360° turn, accessible with either a serial or a PWM (Pulse-Width Modulation) interface. In addition, there are three differently programmable incremental outputs available to the user; one of these delivers a three-phase commutation signal for brushless DC motors.

Several features of the AS5140H, including user-specific zero programming, a diagnostic function for correct positioning of the magnet, or the ability to recognize interruptions to the power supply, are already standard in austriamicrosystems' encoder product family. In addition, a "daisy chain" mode has been added in the AS5140H, so that position data can be read serially over a two wire bus.

"With the first high temperature-qualified high accuracy magnetic rotary encoder, we present another significant innovation to the market. Qualified to function in an ambient temperature of up to 150°C, the AS5140H is ideally suitable for the harsh conditions in automotive applications", said Bernhard Czar, Automotive Marketing Director at austriamicrosystems. "The AS5140H is a premium device within austriamicrosystems' industry-leading rotary encoder family which we will continue to expand with additional products for difficult and rugged environments."

Due to an integrated voltage regulator the AS5140H operates at either 3.3V or 5V. Despite the wide ambient temperature range, no additional temperature compensation and calibration of the device is required. The AS5140H is available in a lead-free SSOP-16 package. Samples are available immediately.

More product specific information can be downloaded from the austriamicrosystems website at http://www.austriamicrosystems.com/03products/25_rot_enc_automotive_applications.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information:

Press Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Pfingstl
Marketing Manager Automotvie
Tel: +43 (0) 3136 500 5516
Fax: +43 (0) 3136 500 5420
andreas.pfingstl@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems announces new 12V process option for its advanced 0.35µm SiGe-BiCMOS technology

A further step in expanding austriamicrosystems' leadership in SiGe-BiCMOS technology

Unterpremstaetten, Austria (March 29, 2007) – austriamicrosystems' Full Service Foundry business unit today announced a further expansion of its leading edge 0.35µm SiGe-BiCMOS (S35) process technology with the availability of a set of additional 12V devices. This new extension allows the integration of 2.7V, 3.3V, 5V and 12V devices on a single chip without any process changes.

The new 12V devices are a modular extension of austriamicrosystems' 0.35µm SiBe-BiCMOS process with 100% compatibility to the base CMOS process which allows the re-use of IP Blocks from pure CMOS designs or existing designs on austriamicrosystems' 0.35µm SiBe-BiCMOS process. New SiGe-BiCMOS designs utilizing the 12V devices can be started immediately and are supported by austriamicrosystems' well known foundry services like MPW runs allowing fast prototyping, engineering runs and high volume production in its state-of-the-art 200mm wafer fabrication facility.

The new devices allow high operating voltages for advanced high frequency operations, in particular NPNs with a BVceo of 14V and ft/fmax of 15/32 GHz and a RF-PLDMOS (P-type lateral extended MOS transistor) with a BVds of 18V and ft/fmax of 11/28GHz. Thus austriamicrosystems' enhanced SiGe-BiCMOS technology with complementary high voltage devices is a highly competitive solution for fabless design houses and IDMs developing products such as line drivers for xDSL modems, Ethernet applications, power amplifiers and broadband data transfer products.

"Offering 12V devices in 0.35µm SiGe-BiCMOS technology strengthens our leading position in the RF arena and as an analog foundry service supplier," states Peter Gasteiner, Senior Vice President and General Manager Full Service Foundry. "With these new 12V devices we extend the range of potential applications for our SiGe-BiCMOS technology and therefore provide our customers a competitive solution for requirements which cannot be realized by any RF CMOS process technologies."

For its advanced SiGe-BiCMOS process, austriamicrosystems delivers its industry benchmark design environment ("HIT-Kit"), which comes complete with device generators, DRC rule set, I/O libraries, special utilities optimized for RF product design and excellent characterized circuit simulation models. The new devices are available as an add-on to the current version of the HIT-Kit.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

Electronic pictures are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

Press Release
April 19, 2007

austriamicrosystems introduces new single phase, anti-tamper LCD energy metering IC offering secure program and data with high reliability

AS8268 system-on-chip with embedded Flash memory requires minimum of external components

Unterpremstaetten, Austria (April 19, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communications, industrial, medical and automotive applications, announces the latest addition to its energy metering IC family with the launch of the AS8268 single-phase system-on-chip metering IC with embedded Flash memory. The AS8268 offers an integrated system-on-chip solution for LCD meters and provides for secure program and data through its on-chip high-performance Flash memory.

The AS8268 also fulfills all utility anti-tamper requirements and accommodates a customer-specified LCD display. Meter implementations based on AS8268 require a minimum of external components, inherently improving meter reliability and reduced meter system cost.

The AS8268 incorporates all the required functional blocks for single-phase metering including a precision energy measurement front-end, an 8-bit microcontroller, 32kBytes of on-chip Flash memory, a real-time clock, 96-segment liquid crystal display (LCD) driver, 12 programmable multi-purpose inputs/outputs for all possible customer-specified interfaces and display requirements, as well as an on-chip temperature sensor.

"The extremely reliable austriamicrosystems Flash memory technology provided on-chip ensures program and data retention performance never before available to the metering industry in system-on-chip ICs" says Matjaz Novak, Marketing Director Industry & Medical at austriamicrosystems. "Furthermore, the Flash memory has been designed and verified to operate over an extended operating temperature range of -40°C to +125°C".

"The outstanding accuracy performance of the AS8268 measurement front-end is demonstrated by the consistent repeatability of measurements provided by the device" adds Dave Simpson, Applications Manager Metering Products at austriamicrosystems. "This consistency in measurement is provided by austriamicrosystems' industry-proven analog front-end technology, designed and manufactured to meet even the most stringent utility requirements".

The AS8268 offers the option of using an external EEPROM of 2 to 32kBytes for data retention, in conjunction with the fully programmable industry standard 8-bit 8051 compatible microcontroller (MCU) and 32kBytes on-chip Flash memory. Two universal asynchronous receiver transmitters (UARTs) provide for external communication. A programmable energy LED pulse output can be displayed through one of the multi-purpose input/outputs. This precision output along with an on-chip pulse counter allows for the option of fast automatic digital calibration. An on-chip ±1.4ppm real-time clock/calendar (RTC) with two alarm registers and battery back-up is available for complex tariff applications, with the option of added precision through the on-chip temperature sensor.

Active energy, MAINS voltage and MAINS current is calculated directly within the on-chip digital signal processor (DSP). Reactive power and apparent power can also be calculated by user configurable application software.

The AS8268 is available in a LQFP-64 pin package and is pin-compatible with the currently available AS8218 and AS8228.

Samples of the AS8268 will be available later in Q2 2007.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information:

Press Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Dave Simpson

Tel: +27 41 581 8401
Fax: +27 41 581 5325
dave.simpson@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

IBM

PRESS RELEASE

austriamicrosystems and IBM Announce Process Development Agreement on Advanced High-Voltage CMOS Process

New 180nm high-voltage technology ideally suited for smart power management ICs in cell phones, PDAs, portable media players and other mobile devices

Essex Junction, VT, USA, and Unterpremstaetten, Austria – April 20, 2007 – IBM and austriamicrosystems (SWX:AMS) announced today the signing of a development agreement for an advanced high-voltage (HV) complementary metal oxide semiconductor (CMOS) process technology to be used in a range of consumer, automotive, industrial and medical applications.

IBM and austriamicrosystems will enhance IBM's industry-leading 180 nanometer (nm) radio frequency (RF) CMOS process technology with austriamicrosystems' proprietary high-voltage module. This HV module is currently in volume production as part of austriamicrosystems' 350nm high voltage CMOS process technology. Due to the strict modularity with the base process, customers designing on the 180nm CMOS process may use their existing design IP to allow a very fast time to market. Foundry customers for this process will have access to process design kits from IBM as well as austriamicrosystems ("HIT-Kit") which are targeted for limited availability at the beginning of next year. Production is scheduled to begin in 2009 at IBM's 200mm facility in Essex Junction, Vermont, and the technology will be transferred to austriamicrosystems' facility at a later point in time.

"This is a landmark agreement for both IBM and austriamicrosystems," said Tom Reeves, vice president, semiconductor and technology services, IBM Global Engineering Solutions. "We recognize austriamicrosystems' experience in high-voltage technology, and our combined efforts will provide IBM and austriamicrosystems with an advanced process offering to benefit our customers. And the timing is right - we are seeing an increasing demand in specialty processes for applications like power management."

John Heugle, CEO of austriamicrosystems, said, "We are very pleased to team up with IBM, the world leader in semiconductor development, for the next analog technology node. Leveraging our long-term process development know-how in high-voltage CMOS, we complement IBM's expertise in advanced CMOS process technology in order to enable a very fast development cycle and a top performing process technology. As a key element of austriamicrosystems' strategic roadmap, the 180nm high-voltage CMOS process demonstrates our clear focus on leading-edge analog integrated circuit (IC) solutions. Based on this advanced technology, we will bring a wide range of exciting high performance analog products to the market. In addition, this process will be available to our foundry customers for their future products."

The newly developed, high-performance process can enable cost-effective designs for a wide range of applications including intelligent power management ICs for mobile devices, like cell phones, PDAs and notebooks, and low-cost integrated controllers for automotive, industrial and medical applications. In mobile devices, these power management chips are designed specifically to manage and regulate a range of power requirements, resulting in more efficient battery consumption -- in order for these products to run longer, with better performance and at lower cost. Industry experts forecast the market for customized power management ICs in mobile devices to almost triple in size to $3.4B by 2010*.

* From Gartner Dataquest, "Forecast: Customized Power Management ICs for Mobile Handsets, Worldwide, 2005-2010," Steve Ohr and Masatsune Yamaji, Table 2.

About IBM

For more information about semiconductors, please visit: www.ibm.com/chips.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

For further information:

austriamicrosystems AG
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
press@austriamicrosystems.com
www.austriamicrosystems.com

IBM
Rick Bause
Tel: +1 845 892 5463
rbause@us.ibm.com
www.ibm.com/chips

austriamicrosystems on track for full year growth in the first quarter

Key financial data for the first quarter of 2007

Unterpremstaetten, Austria (April 23, 2007) — austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, showed a positive development in revenues and good profitability in the first quarter 2007 given broad-based demand for its analog semiconductor solutions.

Consolidated group revenues grew slightly to EUR 39.4 million from EUR 38.8 million in the first quarter 2006. Gross margin for the first quarter remained strong at 49% compared to 45% in the same period last year. Due to anticipated higher R&D expenses for the development of future product platforms, the result from operations (EBIT) for the first quarter reached EUR 3.7 million, compared to EUR 4.3 million for the same quarter 2006.

Net result for the first quarter was EUR 3.5 million, compared to EUR 3.9 million in the same period 2006. Earnings per share for the first quarter 2007 were CHF 0.53 / EUR 0.32, compared to CHF 0.56 / EUR 0.36 in the same period 2006. Total backlog (excluding consignment agreements) reached EUR 54.2 million on March 31, 2007 compared to EUR 58.3 million on March 31, 2006.

The first quarter 2007 results reflect effects from seasonality and the ongoing phase-out of a legacy communications customer while austriamicrosystems prepares for significant ramp-up activity with a number of high-volume products and customers in the second half of 2007.

In the first quarter, austriamicrosystems' Communications, Industry & Medical, and Automotive business units continued to be successful in their target markets power management, sensors and sensor interfaces, mobile entertainment and car access, delivering high performance analog ICs to a growing worldwide customer base including major global OEMs.

Strong design activities continued particularly around austriamicrosystems' lighting management products which offer significant technological advantages over the competition. In the last quarter, the first of a range of new handset models by SonyEricsson which are powered by austriamicrosystems' lighting technology became available in stores while a second model was announced to the public. In addition, austriamicrosystems gained important design-wins at two major LCD display manufacturers for its industry-leading backlighting solutions, leveraging its LED driver technology. The corresponding large-size PC display and TV products are expected to become available later this year.

austriamicrosystems' Industry & Medical and Automotive business units also continued to see good demand for their products. Taking a key step on its process technology roadmap, austriamicrosystems recently announced a significant development and licensing partnership with IBM for a high-voltage 0.18µm process which includes licensing of its high-voltage process technology.

Looking forward, austriamicrosystems expects its business to develop positively over the course of the current year with growth in revenues and earnings. Based on available information, austriamicrosystems reiterates its anticipation of double-digit full year revenue growth for 2007 compared to last year, accompanied by substantial growth in earnings.

The complete first quarter report 2007 including detailed financial information is available on austriamicrosystems' website under http://www.austriamicrosystems.com/08ir/report.htm

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

First Quarter Report 2007

On track for full year growth

Ladies and Gentlemen

Our first quarter results support our strong positioning in the analog semiconductor market as we prepare for significant ramp-up activity with a number of high-volume products and customers in the second half of 2007.

The first quarter 2007 shows a positive development in revenues and good profitability while reflecting effects from seasonality and ongoing phase-out of a legacy communications customer. Consolidated group revenues grew slightly to EUR 39.4 million from EUR 38.8 million in the same quarter 2006. Gross margin for the first quarter remained strong at 49% compared to 45% in the same period last year. Due to anticipated higher R&D expenses for the development of future product platforms, the result from operations (EBIT) for the first quarter reached EUR 3.7 million, compared to EUR 4.3 million for the same quarter 2006. Net result for the first quarter was EUR 3.5 million, compared to EUR 3.9 million in the same period 2006. Earnings per share for the first quarter 2007 were CHF 0.53 / EUR 0.32. Total backlog (excluding consignment agreements) reached EUR 54.2 million on March 31, 2007 compared to EUR 58.3 million on March 31, 2006.

Our business units Communications, Industry & Medical, and Automotive continue to be successful in our target markets power management, sensors and sensor interfaces, mobile entertainment and car access, delivering high performance analog solutions to a growing worldwide customer base including major global OEMs. We see strong design activities particularly around our lighting management products which offer significant technological advantages over the competition. In the quarter, the first of a range of new handset models by SonyEricsson which are powered by our lighting technology became available in stores while a second model was announced to the public. In addition, we gained important design-wins at two major manufacturers of large-size PC / TV LCD displays for our industry-leading backlighting solutions with exciting end products expected this year. Our Industry & Medical and Automotive units also continue to see good demand for their products. As key element of our process roadmap, we recently announced a significant development and licensing partnership with IBM for a high-voltage 0.18µm process including licensing of our high-voltage process technology.

We expect our business to develop positively over the course of the current year with growth in revenues and earnings. Based on available information, we reiterate our anticipation of double-digit full year revenue growth for 2007 compared to last year, accompanied by substantial growth in earnings.

Key figures EUR thousands (except earnings per share)	Q1 2007	Q1 2006	Q4 2006
Revenues	**39,449**	38,758	61,961
Gross margin in %	**49%**	45%	50%
Result from operations	**3,692**	4,258	14,829
Net income/loss	**3,526**	3,945	14,192
Basic = diluted earnings per share in CHF [1]	**0.53**	0.56	2.09
Basic = diluted earnings per share in EUR [1]	**0.32**	0.36	1.32
Total backlog	**54,195**	58,348	55,196

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Profit and Loss Statement (unaudited)

EUR thousands (except earnings per share)	Q1 2007	Q1 2006
Revenue Products	33,525	32,939
Revenue Foundry & Other	5,924	5,819
Total revenues	39,449	38,758
Cost of sales	- 20,193	- 21,271
Gross profit	19,256	17,487
Gross margin in %	49%	45%
Research and development expenses	- 9,469	- 7,881
Selling, general and administrative expenses	- 7,258	- 6,423
Other operating income	1,252	1,103
Other operating expenses	- 89	- 28
Result from operations	3,692	4,258
Net financing costs	- 37	- 313
Income/loss before tax	3,655	3,945
Income tax expense	- 129	- 1
Net Income	3,526	3,945
Earnings per share in CHF [1]	0.53	0.56
Earnings per share in EUR [1]	0.32	0.36

[1] Basic = diluted. Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (unaudited)

EUR thousands as of	March 31, 2007	December 31, 2006
Assets		
Cash and cash equivalents	**10,449**	17,742
Short-term Investments	**4,265**	5,022
Trade receivables	**46,771**	52,886
Inventories	**40,723**	32,179
Other receivables and assets	**7,795**	5,199
Total current assets	**110,003**	113,028
Property, plant and equipment	**137,157**	135,825
Intangible assets	**8,688**	9,575
Investments and securities	**1**	1
Deferred tax assets	**30,953**	30,953
Total non-current assets	**176,798**	176,353
Total assets	**286,802**	289,381
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	**25,525**	25,826
Trade liabilities	**34,878**	42,137
Provisions	**11,296**	11,074
Other liabilities	**16,161**	14,020
Total current liabilities	**87,860**	93,056
Interest-bearing loans and borrowings	**13,381**	15,042
Employee benefits	**8,891**	8,707
Deferred government grants	**3,903**	4,128
Other long term liabilities	**545**	258
Total non-current liabilities	**26,720**	28,134
Shareholders' equity		
Issued capital	**26,665**	26,662
Share premium	**93,515**	93,080
Treasury shares	**- 756**	- 832
Translation adjustment	**- 145**	- 141
Retained earnings	**52,944**	49,421
Total shareholders' equity and reserves	**172,222**	168,191
Total liabilities and shareholders' equity	**286,802**	289,381

Consolidated Cashflow Statement (unaudited)

EUR thousands	Q1 2007	Q1 2006
Operating activities		
Income/loss before tax	3,655	3,945
Depreciation (net of government grants)	5,246	5,341
Changes in employee benefits	184	187
Expenses from stock-option program (acc. IFRS 2)	412	191
Changes in other long-term liabilities	62	- 303
Gain from sale of plant and equipment	- 14	- 109
Gain from sale of investments and securities	- 94	0
Net financing cost	131	313
Changes in current assets	- 5,362	1,597
Changes in short-term operating liabilities and provisions	964	- 2,652
Tax payments	- 9	- 7
Cash flows from operating activities	5,174	8,503
Investing activities		
Acquisition of intangibles, property, plant and equipment	- 11,730	- 3,219
Acquisition of short term investments	0	0
Government Grants received	0	0
Proceeds from sale of plant and equipment	14	834
Proceeds from sale of investments	870	0
Interest received	666	89
Cash flows from investing activities	- 10,180	- 2,295
Financing activities		
Proceeds from borrowings	520	0
Repayment of borrowings	- 2,244	- 4,024
Repayment of finance lease liabilities	- 223	- 219
Interest paid	- 366	- 396
Changes resulting from capital increase	25	0
Cash flows from financing activities	- 2,287	- 4,639
Net increase/decrease in cash and cash equivalents	- 7,293	1,568
Cash and cash equivalents at begin of period	17,742	21,271
Cash and cash equivalents at end of period	10,449	22,840

This report is also available in German. All figures are unaudited.

*austria***micro***systems*
A-8141 Schloss Premstaetten | Austria
Phone +43/3136/500-0 | Fax +43/3136/500-5420
investor@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems Launches World's Smallest Fully Integrated 700mA Flash LED Driver

Unterpremstaetten, Austria (February 13, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog integrated circuits (ICs) for industrial, medical, communication, and automotive applications, has launched the AS3685, an ultra-small, safe, simple and fully integrated 700mA charge-pump-based flash LED driver.

The AS3685 is the world's smallest fully integrated charge-pump based flash LED driver offering 700mA flash current and is targeted at camera flash applications in mobile phones. Almost 50 percent of today's mobile phones offer cameras, a level predicted to grow to as much as 80 percent by 2010. An increasing number of these camera phones are equipped with flash LEDs. As the resolution of image sensors is expected to exceed two megapixel for mainstream phones in 2007, demand for a strong LED flash to take quality pictures is growing.

Designing LED based flash functions with currents in the 700mA range has a significant impact on power consumption, especially in modern mobile phones which tend to include a wide variety of fashionable but power-hungry features such as video streaming, MP3 or WiFi. The LED driver needs smart power management to stay within the overall power budget, even under the most demanding conditions such as replying to RF signals while taking pictures.

Moreover, the large number of functions in a mobile phone already consumes a significant amount of PCB space, which makes adding a large flash LED and driver a challenge. The addition of these components conflicts with the ongoing trend towards ever-smaller phone designs making actual component size a critical factor.

The wafer-thin AS3685 in a scale package resolves these issues. Measuring only 2x1.5mm and less than 600µm in height, it takes up just 14mm^2 of PCB space, including four external components. Following 0.25mm PCB design rules, the AS3685 uses less than 50 percent of the space required by its closest competitor. The only external components that the AS3685 needs are low cost capacitors and resistors. This gives the device an excellent overall bill of material (BOM) and outperforming competing inductive solutions by at least 20 percent.

"Small, safe, simple and cost efficient – these are the main criteria for embedding true flash functionality into camera phones," commented Ronald Tingl, Marketing Manager Mobile Lighting and Power Management at austriamicrosystems. "The AS3685 fulfills all of these needs and offers outstanding BOM at the same time."

Safety in operation is another key requirement for flash LED applications, including low EMI and safe operation under heavy load conditions. Using switched capacitor circuitries to drive large LED currents on the output means pulling high currents from the batteries. The AS3685's smart charge pump architecture avoids large spikes at the battery terminals, providing significantly better EMC performance than comparable products.

To avoid excessive current being drawn from the battery if the phone's power amplifier becomes active while a picture is being taken – a situation potentially causing the phone to shut down due to a related voltage drop – the AS3685 can reduce the flash current to the significantly lower flash current within less than a microsecond. This prevents dropped calls without compromising photo quality.

Other safety features include a built-in flash LED time-out function that guarantees flash shutdown via a built-in factory-programmable timer, typically 800ms. This prevents the destruction of the LED or damage to the mobile phone from excessive heat produced by the LED.

Using the AS3685 is simple and straightforward. It comes with a multi-mode, simple 2-pin interface incorporating off, indicator, flashlight and flash operating modes. The AS3685B product variant features a single-wire interface allowing the flash current to be set in any of 18 different steps depending on actual operating and environmental conditions. This allows to dynamically reduce the flash current during MP3 playback or at low battery conditions, thereby extending battery life.

The AS3685 is available in WL-CSP3x4 packaging. It is currently in trials and will be released to mass production in February 2007.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analogue ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating world wide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Ronald Tingl
Marketing Manager Mobile Lighting
Tel: +43 (0) 3136 500 5919
Fax: +43 (0) 3136 500 5420
ronald.tingl@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems reports solid revenue growth and record profitability for fiscal year 2006, expects further business expansion in 2007

Detailed results for fiscal year 2006 and fourth quarter 2006

Unterpremstaetten, Austria (February 20, 2007) — austriamicrosystems (SWX: AMS), a leading worldwide designer and manufacturer of high performance analog ICs for communications, industry & medical and automotive applications, showed solid revenue growth and record profitability in the fiscal year 2006 and particularly the fourth quarter 2006. The positive business development in the last fiscal year was due to the market success of austriamicrosystems' power and lighting management, mobile entertainment, car access, sensor and sensor interface solutions.

Financials

austriamicrosystems continued to grow revenues, gross margins and earnings in 2006. Group revenues for fiscal year 2006 reached EUR 196.4 million, increasing by EUR 18.0 million or 10.1% compared to the previous year. Revenues for the fourth quarter 2006 were EUR 62.0 million, an increase of 9.8% or EUR 5.6 million compared to the same quarter 2005. Among other factors, EUR/USD exchange rate movements in the fourth quarter 2006 negatively influenced revenue growth in this seasonally strong quarter and for the full year. Gross margin for full year 2006 reached a record 48%, up 3 percentage points from 45% for the previous year. In the fourth quarter 2006, gross margins reached 50%, compared to 46% in the same period 2005, demonstrating the strength of austriamicrosystems' business model and its successful further development.

The group result from operations (EBIT) according to IFRS for 2006 grew by 28% to EUR 33.4 million or 17% of revenues (2005: 15% of revenues). This EUR 7.3 million increase from full year 2005 was mainly driven by the improvement in gross margins. The group result from operations for the fourth quarter 2006 rose by 31% to EUR 14.8 million, an increase of EUR 3.5 million from EUR 11.3 million in the same period 2005.

Net income for the fiscal year 2006 reached EUR 31.7 million, an increase of EUR 8.6 million or 37% from EUR 23.1 million in the previous year. Basic and diluted earnings per share for the fiscal year 2006 were CHF 4.59 / EUR 2.91 (2005: CHF 3.26 / EUR 2.10). Net income for the fourth quarter 2006 was EUR 14.2 million, an increase of EUR 3.4 million compared to the same period 2005.

Cash flow from operations continued to be strong in fiscal year 2006, reaching EUR 42.4 million, an increase of EUR 1.0 million compared to 2005. Capital expenditures for 2006 were EUR 24.3 million, driven by the expansion of wafer fab and test operations and the opening of the new test facility in Asia. Total backlog reached EUR 55.2 million at year-end 2006 compared to EUR 54.2 million on December 31, 2005. Cash and short term investments stood at EUR 22.8 million on December 31, 2006 compared to EUR 22.3 million at the end of 2005. Net debt fell significantly to EUR 18.1 million on December 31, 2006 from EUR 38.1 million at year-end 2005, given the ongoing repayment of long-term debt related to the construction of the 200mm wafer fab. The equity ratio increased further to 58% at year-end 2006 from 54% at the end of 2005. The average number of employees for the group was 983 for fiscal year 2006, compared to 856 for the year 2005, and 1,046 for the fourth quarter 2006.

The strong increase in gross margin in 2006 was driven by cost benefits from the continuing expansion of the 200mm wafer fab, higher overall production efficiency and positive developments in the product mix. austriamicrosystems continued to invest strongly in research & development including several ongoing platform developments in the last fiscal year, spending 19% of revenues to support product roadmaps for future business growth and sustained technological leadership.

Business

austriamicrosystems' business continued to perform well in the past fiscal year. Building on its analog design expertise, integration skills and advanced process technologies, austriamicrosystems achieved significant market success with existing and new products across its target markets. Offering highly integrated analog ICs with outstanding performance was the key growth driver in 2006 and allowed to strengthen austriamicrosystems' position in the worldwide analog semiconductor market.

As a leader in low power consumption and high accuracy, austriamicrosystems launched numerous innovative standard products and product families in 2006, targeting applications in power management, sensors & sensor interfaces and mobile entertainment. In Communications, austriamicrosystems' lighting management expertise drove important platform wins at Top 5 mobile handset OEMs while its leading portfolio of portable media player solutions expanded austriamicrosystems' position in the attractive mobile entertainment market. Industry & Medical saw strong market success with digital X-ray and computer tomography solutions and industrial rotary encoders, complemented by good performance of metering, industrial automation and personal healthcare. Automotive was mainly driven by continuing access business and automotive safety solutions.

Demonstrating its technology capabilities and the strength of its product line-up, austriamicrosystems broadened its customer base in 2006, gaining new accounts and increasing penetration of existing customers. Asia/Pacific was the key growth region for austriamicrosystems in 2006 where the sales network was expanded to support the market and growth opportunities going forward.

The Full Service Foundry business unit is successfully positioned as a leading analog foundry focused on specialty processes, with new customer designs in 2006 solely focused on our specialty technologies. In operations, the expansion of austriamicrosystems' state-of-the-art 200mm wafer fab to 8,000 WSPM (wafer starts per month) from 6,500 WSPM was started in fiscal year 2006 and is now nearing completion. This creates a strong platform to support continuing business growth as part of austriamicrosystems' manufacturing concept. A second test center was ramped-up in Asia in 2006, offering additional test capacity and improving the supply chain, and a new design center opened in India.

Outlook

austriamicrosystems is well positioned for further growth and business expansion in its target markets Communications, Industry & Medical and Automotive. This positive outlook is driven by a strong and growing portfolio of high performance standard products together with a broad range of customer-specific solutions.

Focused on bringing innovative products to the global analog semiconductor market, austriamicrosystems foresees its business to continue to develop positively in the current fiscal year. Based on available information, austriamicrosystems expects double-digit percentage revenue growth for full year 2007 compared to 2006, accompanied by a further meaningful improvement in margins and earnings.

Further information is available on the austriamicrosystems website at
http://www.austriamicrosystems.com/08ir/ir_news_start.htm

Key figures	**2006**	2005	**Q4 2006**	Q4 2005	Q3 2006
EUR thousands (except earnings per share) Full years audited, quarters unaudited					
Revenues	**196,402**	178,391	**61,961**	56,427	49,808
Gross margin	**48%**	45%	**50%**	46%	48%
Result from operations	**33,422**	26,141	**14,829**	11,327	8,187
Net income/loss	**31,716**	23,138	**14,192**	10,780	7,917
Earnings per share in CHF [1]	**4.59**	3.26	**2.09**	1.52	1.14
Earnings per share in EUR [1]	**2.91**	2.10	**1.32**	0.98	0.72
Total backlog	**55,196**	54,241	**55,196**	54,241	65,133

[1] Basic = diluted. Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

Consolidated Profit and Loss Statement (full years audited / quarters unaudited)

EUR thousands (except earnings per share)	2006	Q4 2006	2005	Q4 2005
Revenue Products	**163,311**	**52,158**	147,410	47,554
Revenue Foundry & Other	**33,090**	**9,803**	30,981	8,873
Total revenues	**196,402**	**61,961**	178,391	56,427
Cost of sales	**- 102,590**	**- 30,847**	- 98,577	- 30,588
Gross profit	**93,811**	**31,114**	79,814	25,839
Gross margin in %	**48%**	**50%**	45%	46%
Research and development expenses	**- 37,471**	**- 10,912**	- 31,007	- 8,277
Selling, general and administrative expenses	**- 26,670**	**- 6,531**	- 24,625	- 7,180
Other operating income	**4,399**	**1,254**	4,898	1,181
Other operating expenses	**- 648**	**- 97**	- 754	- 236
Restructuring	**0**	**0**	- 2,185	0
Result from operations	**33,422**	**14,829**	26,141	11,327
Net financing costs	**- 1,116**	**- 298**	- 1,192	- 385
Income before tax	**32,306**	**14,531**	24,949	10,942
Income tax expense	**- 591**	**- 339**	- 1,810	- 162
Net income	**31,716**	**14,192**	23,138	10,780
Earnings per share in CHF [1)]	**4.59**	**2.09**	3.26	1.52
Earnings per share in EUR [1)]	**2.91**	**1.32**	2.10	0.98

[1)] Basic = diluted. Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (audited)

EUR thousands as of	December 31, 2006	December 31, 2005
Assets		
Cash and cash equivalents	**17,742**	21,271
Short-term investments	**5,022**	1,024
Trade receivables	**52,886**	42,994
Inventories	**32,179**	26,765
Other receivables and assets	**5,199**	5,107
Total current assets	**113,028**	97,161
Property, plant and equipment	**135,825**	116,316
Intangible assets	**9,575**	8,519
Investments and securities	**1**	1
Deferred tax assets	**30,953**	30,953
Total non-current assets	**176,353**	155,789
Total assets	**289,381**	252,950
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	**25,826**	36,100
Trade liabilities	**42,137**	16,865
Provisions	**11,074**	14,102
Other liabilities	**14,020**	11,401
Total current liabilities	**93,056**	78,469
Interest-bearing loans and borrowings	**15,042**	24,283
Employee benefits	**8,707**	8,478
Deferred government grants	**4,128**	5,028
Other long term liabilities	**258**	640
Total non-current liabilities	**28,134**	38,429
Shareholders' equity		
Issued capital	**26,662**	26,647
Share premium	**93,080**	91,774
Treasury shares	**- 832**	0
Translation adjustment	**- 141**	- 75
Retained earnings	**49,421**	17,706
Total shareholders' equity and reserves	**168,191**	136,052
Total liabilities and shareholders' equity	**289,381**	252,950

Consolidated Cashflow Statement (full years audited / quarters unaudited)

EUR thousands	2006	Q4 2006	2005	Q4 2005
Operating activities				
Income before tax	**32,306**	**14,531**	24,949	10,942
Depreciation (net of government grants)	**22,223**	**5,709**	22,172	5,667
Changes in employee benefits	**228**	**- 351**	641	- 118
Expense from stock option program (acc. IFRS 2)	**1,188**	**405**	358	181
Changes in other long-term liabilities	**- 1,259**	**- 343**	- 889	- 315
Gain from sale of plant and equipment	**- 109**	**0**	0	0
Gain from sale of investments and securities	**0**	**0**	- 21	0
Net financing cost	**1,116**	**298**	1,213	385
Changes in current assets	**- 18,583**	**- 7,617**	- 4,372	- 1,957
Changes in short-term operating liabilities and provisions	**5,270**	**935**	- 2,462	- 694
Tax payments	**- 32**	**- 9**	- 195	- 90
Cash flows from operating activities	**42,350**	**13,556**	41,392	14,000
Investing activities				
Acquisition of intangibles, property, plant and equipment	**- 24,320**	**- 8,169**	- 27,064	- 13,238
Acquisition of short term investments	**- 5,014**	**0**	- 1,000	-300
Government grants received	**2,349**	**0**	1,854	0
Proceeds from sale of plant and equipment	**834**	**0**	0	0
Proceeds from sale of investments	**215**	**51**	220	0
Interest received	**1,020**	**244**	1,067	331
Cash flows from investing activities	**- 24,917**	**- 7,874**	- 24,922	- 13,207
Financing activities				
Proceeds from borrowings	**3,872**	**3,143**	7,303	2,173
Repayment of borrowings	**- 22,448**	**- 2,734**	- 16,848	- 4,489
Repayment of finance lease liabilities	**- 878**	**- 221**	- 855	- 215
Interest paid	**- 1,642**	**- 360**	- 2,122	- 519
Changes resulting from capital increase	**133**	**68**	0	0
Cash flows from financing activities	**- 20,963**	**- 104**	- 12,522	- 3,050
Net increase/decrease in cash and cash equivalents	**- 3,529**	**5,578**	3,948	- 2,257
Cash and cash equivalents at the beginning of the period	**21,271**	**12,164**	17,323	23,528
Cash and cash equivalents at the end of the period	**17,742**	**17,742**	21,271	21,271

Changes in Equity (audited)

EUR thousands	2006	2005
Beginning of period	**136,052**	112,527
Net income	**31,716**	23,138
Translation adjustment	**- 66**	29
Capital increase	**133**	0
Purchase and sale of treasury shares	**- 832**	0
Share based payments	**1,188**	358
End of period	**168,191**	136,052

Segment Reporting (audited)

Business segments EUR thousands	Products	Foundry & Other [1]	Group
2006			
Revenues	**163,311**	**33,090**	**196,402**
Result from operations	**36,652**	**- 3,230**	**33,422**
2005			
Revenues	147,410	30,981	178,391
Result from operations	34,672	- 8,532	26,141

Regions EUR thousands	EMEA [2]	Americas	Asia/Pacific	Group
2006				
Revenues	**112,225**	**28,588**	**55,589**	**196,402**
2005				
Revenues	122,447	31,688	24,256	178,391

[1] Foundry & Other comprises Full Service Foundry, process development and other activities

[2] Europe, Middle East, Africa

austriamicrosystems unveils 16-channel constant current LED drivers with innovative diagnostics function

Continuing the innovative edge in LED driver technology, the AS1110 offers excellent output accuracy of only ±3% and powerful easy-to-use LED error diagnostic modes

Unterpremstaetten, Austria (February 21, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, introduces the AS1110 16-channel constant current LED driver with advanced error diagnostics for open and shorted LEDs. The AS1110 follows the successful AS1109 while doubling the output channels. The AS1110 uses the serial data input/output lines for the error information readback so that no additional PCB tracks are needed for LED error diagnostics.

"As the resolution of LED displays increases, the market is demanding more accurate LED drivers in smaller packages that are able to drive a large number of LEDs. Additionally, LED error detection is becoming a very important factor, not only for security related applications like traffic signs, but also for commercial applications such as information displays or video walls, in order to optimize maintenance cost," said Walter Moshammer, Director Marketing Standard Linear at austriamicrosystems. "Housed in a small package and offering extremely high performance, as well as best-in-class accuracy with LED error detection, the AS1110 addresses these market demands."

The AS1110 features sixteen regulated ports that provide constant current for driving LEDs within a wide range of forward voltage variations. The AS1110 output ports are guaranteed to endure a maximum voltage of 15V. Through an external resistor the currents can be adjusted from 0.5 to 100mA which gives the utmost flexibility in controlling LED brightness. With an excellent accuracy of ±3% between channels, the AS1110 improves picture quality of LED displays since intensity variations between LEDs and LED modules completely disappear.

The AS1110, as the AS1109, can be used in multiplexed mode, meaning that a single AS1110 can drive up to 64 independent LED nodes. In this multiplexed mode the AS1110 still maintains the full functionality of the error detection.

Another highlight of the AS1110 is the built-in LED error detection. Easy and intuitive to use, it can be invoked during normal operation without switching into a separate detection mode. This makes the software interface even more user-friendly while detection can be done extremely fast. The AS1110 can detect any open- or short-circuit as well as an over-temperature occurrence. For immediate detection of those errors, a global error flag is available at serial data output, detecting any of those errors quickly and precisely. Furthermore, a detailed error report can be produced with the exact position of the broken LED.

In order to avoid the typical flickering of LED displays during error detection, austriamicrosystems has introduced the Low-Current Diagnostic mode. In this mode, a small test current of only 0.6mA is applied to the display for a very short time. As a result, LED testing is not visible and can therefore be applied during normal operation.

The fast 30MHz serial interface ensures high refreshing rates even for huge LED display modules. With an operating temperature range from -40 to +85°C, the AS1110 is also ideal for industrial and outdoor applications. The AS1110 is available in a 24-pin SSOP-150 and a small 28-pin QFN (5x5mm) package, allowing a very small pitch between LED pixels which is ideal for indoor LED displays.

More product specific information can be downloaded from the austriamicrosystems website at http://www.austriamicrosystems.com/03products/products_detail/AS1110/description_AS1110.htm

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information:

Press Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

HH Tech.
华恒科技

austriamicrosystems

HHTech selects austriamicrosystems' AS3525 processor to provide a complete MP4/PMP production-ready solution

Unterpremstaetten, Austria (March 1, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high-performance analog integrated circuits, and HHTech Co. Ltd, a leader in embedded Linux technology provider in mainland China, have announced that HHTech will provide its customers with a complete MP4/PMP production-ready solution based on austriamicrosystems' AS3525.

AS3525 is a 32-bit ARM9 core-based high-performance and ultra-integrated single-chip IC, ideal for all portable entertainment players in the OEM market. austriamicrosystems will leverage HHTech's design capabilities on embedded solutions to provide customers with complete production-ready designs and help them minimise the time to market.

The AS3525 deploys the operation system of embedded Linux with enriched software functions. It supports XVID, RM/RMVB, FLV and 3GP video, MP3, WMA, OGG, APE, FLAC and WAV audio, as well as JPEG, GIF, BMP, PNG and dynamic GIF photos. It delivers video decoding performance at QVGA resolution with 25 frames per second (fps). It supports previewing, zooming in and out and paralleling pictures. It also enables playback Flash in SWF and supports GB/GBC, NES and SNES game simulators.

"We are very excited about the partnership with HHTech. The extremely capable engineering team from HHTech was able to quickly adapt Linux OS and entertainment applications to the austriamicrosystems' mobile entertainment platform to produce a set of production-ready solutions for virtually any portable consumer product, " said Roberto Simmarano, Senior Director Marketing BU Communications at austriamicrosystems.

"The flexibility of our integrated platform, enhanced with the Linux operating system, gives OEMs options for differentiation, creation of new products, at low price points and is quickly deployable to the market. austriamicrosystems is showing its commitment to supporting HHTech and its customers by developing compelling and competitive solutions for the Chinese and international markets."

"AS3525 IC by austriamicrosystems is featured with ultra integration. The internally integrated ARM9 processor with a frequency of 250 MHz, is a complete power management unit, with a high-quality CODEC and other necessary components for audio front-end and back-end processing analog circuits and systems. Using this IC, all the functions mentioned are found on a single chip which helps customers greatly reduce the complexity and cost of hardware production," said Huang Ning, Product Director of HHTech.

"HHTech has rich experiences in audio - video CODEC arithmetic software and embedded Linux software - hardware integrated solutions while having capabilities of designing complete solutions and products rapidly. The accumulated technologies enable us to collaborate with austriamicrosystems to jointly design abundant products and accelerate time to market for customers."

About HHTech

Established in 1998, when Embedded Linux Industry was first introduced, HHTech Co. Ltd. now is a leading embedded Linux solution provider in mainland China. It offers a variety of products and services covering complete production solution, embedded development boards, and customised embedded designs. Its embedded Linux product line supports the mainstream embedded processors made by vendors like ARM, Coldfire, PowerPC, ADSP and MIPS. HHTech offers audio coding and decoding arithmetic like H.264/Divx/Xvid/Real RM/RMVB and MP3/WMA/OGG/AAC/FLAC/APE while providing upper level software such as PPP, PPPoE, Firewall and VPN, which serves customers with one-stop design.
www.hhcn.com

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
press@austriamicrosystems.com

END